Exhibit 99.11

SUBSCRIPTION AGREEMENT

ENTERED INTO at Montreal, Quebec, on the effective date of February 12, 2016;

BETWEEN:	RESSOURCES QUÉBEC INC., a business corporation governed by the Business Corporations Act (Quebec), having its head office at 600 de La Gauchetière West, suite 1500, Montreal, Quebec H3B 4L8, represented and acting through its representative, duly authorized as he so declares;

(hereinafter referred to as “RQ”);

AND:	OSISKO GOLD ROYALTIES, a business corporation governed by the Business Corporations Act (Quebec), having its head office at 1100, avenue des Canadiens-de- Montréal, suite 300, Montreal, Quebec H3B 2S2, represented and acting through two representatives, duly authorized as they so declare;

(hereinafter referred to as the “Corporation”);

WHO STATE AS FOLLOWS:

WHEREAS, as reflected in a letter of interest dated January 14, 2016 and accepted by the Corporation on January 14, 2016 (the “Letter of Interest”), RQ is prepared to invest in the Corporation an amount of $50,000,000 under the form of an unsecured convertible debenture, the whole according to the terms and conditions stipulated below;

WHEREAS the funds so invested by RQ must be used to finance the Corporation’s working capital;

WHEREAS the Corporation and RQ deem it to be in their respective interest to commit to one another according to the terms and conditions stipulated below;

WHEREFORE, IT IS AGREED AS FOLLOWS:

SECTION 1
INTERPRETATION

1.1

For the purposes hereof and the related documents or the documents which refer to it, unless stated otherwise or the context otherwise indicates, the following terms and expressions shall have the meaning ascribed to them below:

1.1.1.

“Asset(s)” shall refer to any tangible or intangible, movable or immovable asset, including any Royalty, Mineral Title, Security, production flow, receivable, intellectual property item, right in a Contract and any other right or asset of any nature whatsoever, including an option respecting such asset and any and all income and other benefits deriving or arising from such asset;

1.1.2.

“Available Cash” shall refer to cash and Eligible Equivalents which are immediately accessible to the Corporation and in respect of which there is no access or use restriction of any nature whatsoever, including any restriction resulting from a Contract to which the Corporation is a party, the Corporation’s constating documents, foreign exchange transactions or currency controls, applicable Laws, Charges or otherwise;

1.1.3.

“Business” shall refer to the main activities of Osisko as a Royalty Corporation, production flows in Mining Projects, exploration of mineral properties and investment in debt or equity of Legal Persons carrying out Mining Projects;

1.1.4.	“Charge” shall refer to, in respect of an Asset, including Royalties, Mineral Titles or

Securities, or the income or any other benefit derived or arising therefrom, the fact of granting or suffering a priority, an hypothec, a pledge, a guarantee, a collateral assignment, or any other security interest to guarantee a current or future, existing or potential obligation, a reserve of ownership, a servitude, a licence, a right of use, a dismemberment of the right of ownership, a claim, an option or any other legal or contractual right granted to a Person or which the Person may benefit from, as well as any undertaking, offer of promise to grant or consent to any of these so defined charges, directly or indirectly; and the derivatives of this term, including the verb “Charge” shall be interpreted in a corresponding manner.

1.1.5.	“Closing” shall refer to the closing session during which the Debenture will be issued in favour of RQ in accordance with the terms and conditions hereof;

1.1.6.

“Contract(s)” shall refer to any contract, agreement, undertaking, lease, license, option or other understanding, including any offer to enter into such an understanding in verbal, written, electronic or any other form;

1.1.7.

“Control” shall refer to (i) in respect of a company or corporation, the direct or indirect ownership of the then outstanding shares of the share capital of such company or corporation carrying a majority of the voting rights, (ii) in respect of a partnership, undeclared partnership or limited partnership, the direct or indirect ownership of more than 50% of the units of the common stock of such partnership or, in the case of a partnership or undeclared partnership, the direct or indirect right to exercise direction over and manage the affairs of such partnership or, in the case of a limited partnership, the direct or indirect right to appoint and/or replace its general partner or, if the general partner is a company or a corporation, the direct or indirect ownership of shares carrying the majority of the voting rights attached to the capital of such company or other corporation then outstanding, or (iii) without limiting the generality of the foregoing, in respect of any Legal Person, the direct or indirect right to elect or appoint a majority of the directors (or Persons holding similar positions) of such Legal Person; and the derivatives of this term, such as the verb “Control” shall be interpreted in a corresponding manner;

1.1.8.

“Credit Facility” shall refer to the credit facility granted by the National Bank of Canada and the Bank of Montreal to the Corporation in the amount of $150,000,000, which may be increased by $50,000,000 (for a total amount of $200,000,000 upon the Corporation’s request;

1.1.9.

“Debenture” shall refer to the unsecured Debenture convertible into newly issued Shares of the Corporation, of a capital amount of $50,000,000 with a term of five years from the Closing and bearing interest at an annual rate of 4%, to be issued by the Corporation to RQ under the conditions hereof and substantially in the form attached hereto as Schedule A;

1.1.10.

“Derivatives” shall refer to any interest rate swap, index swap, forward rate agreement, commodity swap, floor transaction, a cylinder, a currency exchange swap, a currency swap, a currency option contract or any similar transaction (including an option on any of these transactions), as well as any other transaction contemplated under the expression swap transaction according to the 2006 definitions of the International Swap and Derivatives Association, Inc., as amended and supplemented from time to time;

1.1.11.

“EBITDA” shall refer to the sum of net income (without considering extraordinary gains or losses), interest expenses, income taxes, depreciation, amortization and nonmonetary gains and losses, particularly including but not limited to accretion expenses and share-based compensation expenses;

1.1.12.

“Eligible Equivalents” shall refer to any investment of the Corporation which is of a transitional or ordinary nature, such as a short-term investment to obtain temporary income, provided that such investment complies with the guideline and internal policies of the Corporation, as approved from time to time;

1.1.13.

“Environmental Laws” shall refer to the applicable Laws governing the protection and quality of the environment (including ambient air, surfaces, water, groundwater, land masses and subsurface strata), the restoration and rehabilitation of mines, pollution, hygiene, public health and occupational safety or wildlife, including the Laws respecting the actual or imminent discharge of Environmental Substances or the manufacturing, transformation, distribution, use, treatment, storage, elimination, transportation or handling of Environmental Substances, such as they may be amended or replaced from time to time;

1.1.14.	“Environmental Substances” shall refer to the chemical products, pollutants, contaminants, waste, toxic and hazardous substances, petroleum, petroleum products or mine tailings;

1.1.15.	“Financial Statements” shall refer to the financial statements of the Corporation as described at subparagraph 3.9.1 hereof;

1.1.16.

“Hypothec Securing the Purchase Price” shall refer to (a) any Charge created, given, granted or assumed on any Asset which is subject to an ownership title reserve agreement or is leased pursuant to a lease or a lease financing which would be capitalized in the balance sheet of the owner of such Asset, provided that such a Charge is exclusive to the Asset thus acquired or leased, that the capital amount of such Charge does not exceed 100% of the cost of such Asset acquired as of the date of its purchase or lease and that is it created, given, granted or assumed approximately at the same time that such Asset has been acquired; and (b) any renewal, refinancing or extension of a Charge referred to in clause (a), granted as security for a capital amount not exceeding the unpaid capital amount of the debt thus secured immediately prior to such renewal, refinancing or extension; for the purposes hereof, the amount at any time of any Hypothec Securing the Purchase Price which constitutes a lease or lease financing as contemplated above shall be the capitalized amount thereof on such date, determined in accordance with the IFRS;

1.1.17.	“IFRS” shall refer to the International Financial Reporting Standards, as they may be amended or replaced from time to time;

1.1.18.

“Indebtedness” shall refer to any debt or obligation, secured or not, included in the calculation of the liabilities or which appear in the notes to the financial statements in accordance with the IFRS and includes, without limiting the generality of the foregoing and without duplication, (i) the obligations arising from borrowed money, (ii) the obligations arising from banker’s acceptances, letter deposits or deposit notes, (iii) the obligation certified by bonds, debentures or promissory notes, (iv) the obligations representing the deferred purchase price of goods or services, (v) the obligations arising from direct or indirect financial assistance (such as sureties, loss guarantees, commitments to purchase or repurchase, to provide funds or invest), as well as payments and financial commitments pursuant to capital leases and lease financings, (vi) the obligations pursuant to Shares redeemable either at the option of their holders or at a fixed date or fixed intervals prior to the Debenture maturity, (vii) the obligations resulting from letters of credit or letters of guarantee or to the financial institutions who issued them, but does not include deferred income tax and the obligations related to the retirement of assets such as defined by the IFRS, except for amounts which are due and unpaid and (viii) the risk calculated by reference to the mark to market exposure of a Person pursuant to derivatives, that is, the net amount which would be payable by such Person respecting such Derivatives, if the transaction qualifies as a terminated transaction in accordance with the payment calculation provided for at paragraph 6(e) of the ISDA Master Agreement (multi-currency – transnational) as published by the International Swap and Derivatives Association Inc. at a date which constitutes the early termination date according to this agreement, as it may be amended or replaced from time to time;

1.1.19.

“Indemnification Beneficiaries” shall refer to RQ, Investissement Québec, their directors, officers, employees, agents and other representatives and their respective successors and assigns, who are all represented for the purposes hereof exclusively the RQ or its successors and assigns, according to the case;

1.1.20.	“Issuance price” shall refer to an amount of $50,000,000, that is, 100% of the capital amount of the Debenture;

1.1.21.

“Law(s)” shall refer to any treaty, law, statute, code, order, order-in-council and regulation made, instituted, passed or otherwise established by a Public Body and any related judgment, directive, rule, decision, policy, guidelines, consent, permit and approval of a Public Body, as they may be amended or replaced from time to time;

1.1.22.

“Legal Person” shall refer to a Legal Person, a corporation, a company, a cooperative, a partnership, particularly a partnership, undeclared partnership or limited partnership, a firm, an unincorporated association, a joint venture, a syndicate, a trust, an estate, a Public Body or any other form of entity or organization of any nature whatsoever;

1.1.23.	“Letter of Interest” shall have the meaning ascribed to it at the first paragraph of the preamble hereof;

1.1.24.

“Litigation” shall refer to any formal notice, claim, action, suit, class action, trial, mediation, arbitration, notice or any other judicial, quasi-judicial, regulatory or administrative investigation or proceedings instituted against a Person or by which a Person may be affected, except for any litigation thus defined which has been the subject of a full and final settlement;

1.1.25.	“Material Adverse Effect” shall refer to an effect, impact, consequence or spinoff which:

(a)

is or would reasonably be expected to be material and adverse in the short and/or long term for the Business, the activities, the management, the business, the outlook, the operation, the condition (financial and otherwise), the Assets (including the Royalties, Mineral Titles and Securities), the Properties (including the drilling results and the assessment of resources), the profits, income, capital, liabilities (contingent or otherwise) or the cash flows of Osisko or the value of the Securities of the Corporation; or

(b)	adversely affects or would reasonably be expected to adversely affect the legality, validity or enforceability of this agreement or the Debenture or the rights and remedies of RQ pursuant thereof;

1.1.26.

“Material Adverse Change” shall refer to a change, fact, event or situation (whether actual, expected, threatened, contemplated or proposed) which, individually or collectively with other changes, facts, events or situations, results in a Material Adverse Effect;

1.1.27.	“Material Change” shall have the meaning ascribed to it in the Securities Act (Québec) as amended or replaced from time to time;

1.1.28.	“Material Contract” shall refer to any Contract to which Osisko is a party or through which it is bound, which constitutes a Material Contract within the meaning of Securities Laws;

1.1.29.	“Material Fact” shall have the meaning ascribed to it in the Securities Act (Quebec), as it may be amended or replaced from time to time;

1.1.30.

“Material Subsidiary” shall refer to, in respect of any Legal Person, a Subsidiary (i) the total assets of which represent 10% or more of its consolidated assets, or (ii) the sales figures or operating revenue of which represent 10% or more of its consolidated sales figures or operating revenue;

1.1.31.

“Mineral Titles” shall refer to (i) any mining lease, mining concession, mining claim, permit, surface mineral substance lease or other mining title conferring rights to its holder in respect of the Properties to which they relate, (ii) the rights conferred by the Mineral Titles listed in clause (i), particularly, the immovable real rights, (iii) any other ownership right or interest on or respecting the Property subject to such right or interest which is recognized in the jurisdiction in which it is situated and (iv) any option or other right or privilege to acquire the titles and rights listed in clauses (i), (ii) and (iii);

1.1.32.

“Mining Project” shall refer to any exploration, development or production activity, including a Royalty interest, respecting diamonds, solid natural substances, whether fossilized inorganic or organic, particularly base and precious metals, coal and industrial minerals;

1.1.33.	“Most Recent Accounting Audit Period” shall refer to the financial year ended on December 31, 2014;

1.1.34.	“Net Indebtedness” shall refer to Indebtedness less Available Cash;

1.1.35.	“Operators” shall refer to the owners of the properties which are subject to Royalties;

1.1.36.	“Osisko Exploration” shall refer to Osisko Exploration – James Bay Inc.;

1.1.37.	“Osisko” shall collectively refer to the Corporation and its Subsidiaries;

1.1.38.	“Party/Parties” shall refer to the parties hereof, namely RQ and the Corporation;

1.1.39.	“Permitted Charges” shall refer to any of the following Charges:

(a)	any Royalty in respect of the Mineral Titles disclosed in Schedule C hereto;

(b)	any reserve related to the original grant of the immovable Asset of the State or letter patents of the State;

(c)

the servitudes or rights of way for the public interest, including sewers, drains, gas and water pipes, electrical, phone and telegraphic lines, posts and cables, pipelines or zoning restrictions or others having an effect on the use of the immovable Assets of Osisko, which do not materially affect their intended use by Osisko;

(d)	Any Charge:

(i)	for Taxes which are not yet due or, if they are, the validity of which is diligently contested in good faith by Osisko or on its behalf;

(ii)	resulting from any judgment rendered or claim filed against Osisko, which Osisko or third parties on its behalf contest diligently and in good faith;

(iii)

of a craftsman, workman, builder, contractor, supplier of materials, architect, engineer or their subcontractors or any similar Charge related to the construction or maintenance of Osisko’s immovable assets;

as long as Osisko has established reserves in its books as required by the IFRS;

(e)

the pledges or deposits pursuant to the Laws governing the indemnification of industrial accidents or other similar Laws or the deposits made in good faith in respect of offers, bids or Contracts (however excluding Contracts for borrowing money or the repayment of borrowed money), the deposits in cash or obligations to secure an appeal bond or bonds required in the context of judicial proceedings;

(f)

the hypothecs securing the Credit Facility, provided however that the hypothecs are granted for amounts consistent with the market practice taking into account the amount of the Credit Facility according to RQ acting reasonably;

(g)

the Hypothecs Securing the Purchase Price which secure one or more debts authorized hereunder, provided however that each such Hypothec Securing the Purchase Price only affects the Asset in respect of which the debt has been incurred;

(h)	any other Charge expressly authorized in writing by RQ from time to time;

1.1.40.	“Person” shall refer to a natural Person or a Legal Person;

1.1.41.	“Properties” shall refer to the Properties which are the subject of the Mineral Titles held by Osisko;

1.1.42.

“Public Body” shall refer to any State or government, any international organization or an organization bringing together several states or provinces, any body, authority, commission, agency and any other authority instituted or set up by a state or a government whether through a Law or otherwise, any public or private body, authority, commission or agency exercising governmental or quasi-governmental functions or regulatory or self regulatory functions on behalf of a state or another Public Body or having otherwise jurisdiction and any body, authority, commission, agency or arbitration, judicial, quasi-judicial or administrative tribunal, whether national, provincial or governmental, foreign or international and any court or common law tribunal; without limiting the generality of the foregoing, “Public Body” particularly includes the Toronto Stock Exchange.

1.1.43.	“Public Disclosure Record” shall refer to all the documents filed by the Corporation with the Securities Regulators since the end of the Most Recent Accounting Audit Period;

1.1.44.

“Royalties” shall refer to (i) any royalty interest or similar right on any production activity respecting diamonds, solid natural substances, whether fossilized inorganic or organic, particularly base and precious metals, coal and industrial minerals, (ii) any option or other right or privilege to acquire the rights listed in clause (i);

1.1.45.	“Securities Laws” shall refer to the Securities Laws applicable in each of the provinces of

Canada (particularly including the policies, policy statements, notices, directives, decisions and judgment published by the Securities Regulators), such as they may be amended or replaced from time to time;

1.1.46.	“Securities Regulators” shall refer to the securities commissions and other Public Bodies having authority for regulating Securities in each of the provinces of Canada;

1.1.47.

“Securities” shall refer to any shares, bonds, debentures, partnership share, warrant or any other rights to participate in the capital or income of a Legal Person and any other Securities within the meaning of any Securities Law, including any rights, convertible securities, plans, programs, promises or options which allow or may allow one to acquire such Securities or have them issued to him or her.

1.1.48.	“Shares” shall refer to the common shares of the Corporation’s share capital;

1.1.49.	“Subsidiary” shall refer to, in respect of any Legal Person, a Legal Person which it controls;

1.1.50.

“Tax(es)” shall refer to (i) any taxes or other duties which are imposed or collected by any Public Body of any jurisdiction having taxing powers, including any income taxes, corporate taxes, capital taxes, value-added taxes, any taxes on goods and services, sales taxes, franchise taxes, Asset taxes, transfer taxes, all excise taxes, custom duties, business taxes, water taxes, real-estate taxes and other similar taxes and all royalties, duties, fees, annuities or other amounts payable in respect of Mineral Titles; (ii) all payments as tax instalments or advance payments on taxes to any tax authority required under any Law; (iii) all deductions or source withholdings on payments made or amounts paid to shareholders, directors, officers, employees, consultants, service suppliers, agents, representatives and creditors of any Person; (iv) all contributions and other duties payable by a Person under any Law and (v) all the penalties, fines, interests and other payments relating to any of the above elements;

1.1.51.

“Underlying Shares” shall refer to the Shares to be issued by the Corporation from time to time following the full or partial exercise by RQ, as the case may be, of its right of conversion of the Debenture;

1.2	For the purposes hereof, unless expressly stated otherwise or the context requires another interpretation:

1.2.1.	the insertion of headings herein is for convenience only and headings shall not be used to interpret, define or limit the scope or meaning of this agreement or any provision hereof;

1.2.2.

the lists contained herein using the term « including » and other similar terms and expressions are not exhaustive and may be completed in the context of the interpretation hereof by any other element of a similar nature or incidental to the elements thus listed;

1.2.3.	the masculine form includes the feminine form and vice versa, and the singular includes the plural and vice versa;

1.2.4.

accounting terms which are not otherwise defined shall have the meaning ascribed to them in the IFRS uniformly and consistently applied from one period to another and a reference to a balance sheet or income statement item or any other accounting statement item shall refer to the item as calculated based on the appropriate statement, established in accordance with the IFRS uniformly and consistently applied from one period to another;

1.2.5.	all dollar amounts stated herein shall be in Canadian currency.

1.3

Each of the provisions of this agreement shall be independent and separate and the fact that any of such provisions is deemed illegal or invalid in a given jurisdiction shall invalidate neither the other provisions of this agreement nor the same provisions in another jurisdiction.

1.4	No provision hereof shall be interpreted as a stipulation for another or as otherwise granting any benefit to anybody otherwise than in accordance with the conditions specifically stipulated herein.

1.5

This agreement shall be governed by the provisions of the Laws in force in Quebec, except for their provisions respecting conflicts of Laws, and shall be interpreted accordingly. The parties irrevocably attorn to the exclusive jurisdiction of the courts of Quebec (including the Supreme Court of Canada) for the purposes of any litigation related to this agreement.

1.6	The following schedules are attached hereto and form an integral part hereof:

Schedule A	Form of Debenture
Schedule B	Royalties of Osisko
Schedule C	Mineral Titles of Osisko
Schedule D	Material Contracts of Osisko
Schedule E	Subsidiaries of Osisko
Schedule F	Main Investments of Osisko
Schedule G	Guarantee Form

SECTION 2
SUBSCRIPTION

2.1

Subject to the terms and conditions stipulated herein, RQ hereby undertakes to subscribe to the Debenture, and the Corporation hereby irrevocably undertakes to accept such subscription and, as a result, to issue the Debenture to RQ in consideration of the Issuance Price.

2.2

The Debenture and the Underlying Shares shall be subject to the resale restrictions under the Securities Laws and, accordingly, cannot be resold unless: (i) a receipt for a prospectus authorizing their distribution is delivered by the Security Regulators, or (ii) this transaction is made in accordance with applicable exemptions of Securities Laws respecting prospectus requirements and dealer registration or appropriate discretionary decisions of the Securities Regulators have been obtained.

SECTION 3
REPRESENTATIONS AND WARRANTIES OF THE CORPORATION

3.1	The Corporation makes the representations and gives the warranties set out in this section 3 in favour of RQ in the light of the provisions of section 11 hereof, as of the date of Closing.

3.2	Respecting the Corporation and its Subsidiaries

3.2.1.

The Corporation has been duly incorporated and organized in accordance with the provisions of the Business Corporations Act (Quebec) and is a valid, existing Legal Person in good standing under the Laws governing it. The Corporation has duly completed and filed in a timely manner all the reports, notices, forms and other material documents required under the corporate Laws governing it.

3.2.2.

The Corporation does not directly or indirectly exercise Control, as owner or other beneficiary over any Subsidiary other than the Legal Persons listed in Schedule E hereto. Except for what is disclosed in Schedule E, all the Securities of the Corporation’s Subsidiaries have been validly issued and fully belong to the Corporation or one of its Subsidiaries by good and valid title, free from any Charge except for Permitted Charges.

3.2.3.

Osisko Exploration is the only material Subsidiary of the Corporation. Osisko Exploration has been duly incorporated and organized in accordance with the provisions of the Canada Business Corporations Act and is a valid, existing Legal Person, in good standing under the Laws governing it. Osisko Exploration has duly completed and filed in a timely manner all the reports, notices, forms and other material documents required under the corporate Laws governing it

3.2.4.

Osisko has the authority and capacity to be the owner or lessee of its Assets and validly holds all the corporate powers necessary to conduct its affairs and operate the Business. The Corporation has authority to enter into and execute this agreement, the Debenture and each of the other documents contemplated therein and perform all its undertaking and other obligations thereunder.

3.2.5.

All the internal measures and authorizations of the Corporation and all the consents and waivers related to contractual obligations or arising from the Law which bind the Corporation and are necessary for the execution of this agreement, the Debenture and each of the other documents contemplated therein and the completion of all the operations (including the issuance of the Underlying Shares) and compliance with all the undertakings and other obligations thereunder have been respectively taken and obtained.

3.2.6.

This agreement, the Debenture, all the undertakings and other obligations of the Corporation and each of the other documents contemplated therein, constitute and, with respect to the Debenture, will constitute, once duly signed and delivered, legal, valid and enforceable obligations of the Corporation, which are enforceable against it in accordance with their respective terms, except to the extent where such enforceability would be restricted by the Laws on bankruptcy, insolvency, restructurings or moratoriums or similar Laws governing the rights of creditors in general (including the Civil Code of Québec) and subject to the fact that the rights to an indemnity and a contribution may be restricted by applicable Laws.

3.2.7.

The execution by the Corporation of this agreement, the Debenture and each of the other documents contemplated therein, and the completion of all the operations (including the issuance of the Underlying Shares) and compliance with all the undertakings and obligations thereunder:

(a)

shall not be the subject of a deposit, notice, consent, approval, authorization or order of a court or of any other Public Body, except where required under the Securities Laws or by the Toronto Stock Exchange;

(b)	do not and shall not result in the violation, termination or revocation of an authorization held by Osisko and have not and shall not have the effect of contravening the Laws applicable to Osisko; and

(c)

(i) do not and shall not result in a breach of a condition or a provision of the constating documents, by-laws or resolutions of the board of directors, its committees and shareholders of the Corporation, of a Contract to which Osisko is a Party or a judgment, decision or order that binds Osisko; (ii) shall not be incompatible with the foregoing; (iii) shall not constitute a default under the foregoing; (iii) shall not constitute a default in respect of the foregoing; and (iv) shall not create a state of fact which, after notice and/or lapse of time, may constitute a default or a breach of the foregoing, would be incompatible with the foregoing, would make Osisko lose a right under the foregoing or would allow a Person to exercise rights under the foregoing, except if the breach, incompatibility, default, violation or the exercise of such rights does not result in a Material Adverse Effect.

3.2.8.

The minutes, written resolutions and by-laws contained in the corporate books of the Corporation have been made available to RQ and faithfully reflect all the resolutions and other decisions of the board of directors, its committees and the shareholders of the Corporation;

3.2.9.	The Corporation is a reporting issuer in good standing under the Securities Laws. The Corporation is not the subject of a cease trade order on its Securities or, to the best of the

Corporation’s knowledge, an investigation under the Securities Laws, and it is not aware of any breach in respect of the documents or reports filed with the Securities Regulators which would result in it being on a list of defaulting reporting issuers. The Corporation is subject to no registration, deposit or continuous disclosure requirement in a jurisdiction other than the provinces of Canada.

3.3	Respecting the Corporation’s Securities

3.3.1.

The authorized share capital of the Corporation consists in an unlimited number of Shares and is faithfully described in the Public Disclosure Record of the Corporation. As of the date hereof, 94,725,885 fully paid Shares were validly issued and outstanding.

3.3.2.

The shares are listed at the Toronto Stock Exchange and the Corporation is not in breach of its obligations under the rules, requirements, policies, notices and decisions published by the Toronto Stock Exchange;

3.3.3.

Except as disclosed in the Public Disclosure Record or disclosed to RQ in the context of its due diligence on the affairs of Osisko, the Corporation has no current or contingent obligation to issue or repurchase additional Securities. The only share option plans or other programs, options, rights or privilege for acquiring Securities of the Corporation for the benefit of its directors, officers or employees or consultants or any other Person are those described in the Public Disclosure Record, and the description of such share purchase plans or other programs, options, rights or privileges is accurate and complete in all material respects.

3.3.4.	The Corporation is not a party to any agreement and is not aware of any agreement having any effect whatsoever on the voting rights attached to or Control of any Securities of the Corporation.

3.3.5.	The Corporation duly appointed CST Trust Company as transfer agent and registrar in respect of the Shares.

3.3.6.

At closing, the Debenture shall be validly created and issued and the Underlying Shares shall be validly authorized and reserved for issuance to the holder of the Debenture. The Underlying Shares, once issued in accordance with the terms of the Debenture shall constitute validly issued and outstanding, fully paid-up Shares and shall be duly listed on the Toronto Stock Exchange;

3.4	Respecting the Public Disclosure Record

3.4.1.	The Corporation’s Public Disclosure Record includes all the documents which should be filed pursuant to the Securities Laws and its contents comply with the Securities Laws in all material respects.

3.4.2.

None of the Documents in the Corporation’s Public Disclosure Record was containing, at the time it was filed with the Securities Regulators or upon coming into effect, any misleading information respecting a Material Fact nor did they omit to state a Material Fact that is required to be stated or that is necessary to make a statement not misleading in the light of the circumstances in which it was made.

3.4.3.

The Corporation filed within the prescribed time with the Securities Regulators all the forms, reports, schedules and declarations and other documents which the Corporation was required to file with them since the end of the Most Recent Accounting Audit Period.

3.4.4.

Since the end of the Most Recent Accounting Audit Period, no Material Change or Material Adverse Change occurred which would not be disclosed in the Public Information Record and no Material Change has been communicated to the Securities Regulators on a confidential basis without being thereafter communicated to the public.

3.4.5.	Osisko complies, and to the best of its knowledge, always complied with the requirements of Regulation 43-101 respecting Standards of Disclosure for Mineral Projects.

3.5	Respecting the Business

3.5.1.

Osisko complies in all material respects to the requirements of the Laws which apply to it, particularly the Laws pertaining to mining exploration, development and operation. It validly holds all the permits, rights, homologations, certifications and other material authorizations which are required in the context of operating the Business on all territories on which operates and complies to the terms and conditions thereof in all material respects. Osisko has not received from any Public Body any correspondence or proceedings notice or other document concerning the revocation, modification, non- renewal or refusal of such permits, rights, homologations, certifications or authorizations or concerning other proceedings in respect thereof which, individually or collectively, if they become the subject of an adverse decision, order or judgment, would result in a Material Adverse Effect and no proceedings as described above is imminent, to the best knowledge of Osisko.

3.5.2.

Except as disclosed in the Public Disclosure Record, Osisko’s directors, officers and employees and their associates or affiliates (such as these terms are defined in the Securities Laws) have or have had at any time since the end of the Most Recent Accounting Audit Period, a direct or indirect interest in transactions entered into or to be entered into with Osisko.

3.5.3.

Except as disclosed in the Public Disclosure Record, since the end of the Most Recent Accounting Audit Period, the Business has been operated in the normal course of business and, particularly: (a) the Corporation has not, directly or indirectly declared or paid or agreed to declare or pay a dividend or any other distribution in respect of the Shares or any other Securities, (b) the Corporation has not, directly or indirectly, repurchase, purchased or acquired in any other manner Shares or any other Securities or agreed to do so, except in the context of the normal course issuer bid which it has presented and respecting which the Toronto Stock Exchange has accepted the notice on November 28, 2014, and (c) the Corporation has not taken or omitted to take an action and, to the best of its knowledge, no change, fact, event or circumstance occurred which would result in putting the Corporation in default respecting any of its undertakings in section 7 if this agreement had then been in force.

3.6	Respecting the Assets

3.6.1.

Except as disclosed in the Public Disclosure Record or as indicated in Schedules B and C, Osisko fully owns its Assets by good and valid title, free from any Charge except for Permitted Charges and any defect and such Assets are sufficient to allow it to adequately operate the business as it is currently operated;

3.6.2.

All Osisko’s tangible Assets and those which it uses but does not own are in good working order, are not obsolete, are used by Osisko in the context of the operation of the Business for the purpose to which they are intended for and their use is subject to no restriction, contestation or claim.

3.7	Respecting Royalties and production flows

3.7.1.	Except for what is disclosed in Schedule B:

(a)	all the Royalties which are directly or indirectly held by Osisko or in which Osisko holds an interest are listed in Schedule B hereto;

(b)	as of the day hereof, Osisko does not directly or indirectly own production flows;

(c)	there is no Contract pursuant to which Osisko agreed to acquire additional Royalties;

(d)

as of the day hereof, Osisko beneficially owns directly or indirectly these Royalties and holds valid and negotiable title therein; such Royalties are free from any Charge except for Permitted Charges;

(e)	as of the date hereof, Osisko has the exclusive right to directly or indirectly hold such Royalties;

(f)	there is no Contract or other right in favour of a Person or held by a Person which would allow the acquisition of such Royalties or part thereof;

(g)	no appropriation, expropriation or seizure of such Royalties is ongoing and to the knowledge of Osisko, none is imminent;

(h)	each agreement pertaining to such Royalties is in good standing and effective and Osisko is unaware of any material breach or default to the terms of any agreement pertaining to such Royalties;

(i)

the Royalties pertaining to the Canadian Malartic property has been registered against the mining lease to which they relate and an hypothecary contract has duly been executed and published against such mining leases at the Register of Personal and Movable Real Rights and at the land register in favour of Osisko in order to secure the performance of the obligations arising from the agreement pertaining to such Royalties;

(j)	Osisko holds no information and is unaware of any fact pertaining to such Royalties which may result in a Material Adverse Effect on such Royalties;

(k)	Osisko holds no information which would allow it to believe :

(i)	that an Operator does not wholly hold all the Mineral Titles which are the subject of such Royalties;

(ii)

that an Operator does not hold all the permits, registrations, qualifications and consents necessary or appropriate to conduct its activities such as they are currently conducted in respect of the properties which are the subject of such Royalties and that such permits, registrations, qualifications and consents are not valid, existing and in good standing under applicable Laws; and

(iii)

that an Operator received a notice pertaining to the revocation or unfavourable amendment to a permit, a registration or a qualification respecting a material mining operation, or that an operator received a notice of revocation or cancellation of Mineral Titles which are the subject of such Royalties.

3.8	Respecting the Mineral Titles

3.8.1.

The Mineral Titles directly or indirectly held by Osisko and, according to what is required, the current applications for such titles are listed and completely and accurately described in all material respects at Schedule C hereto. Except for what is disclosed in Schedule C hereto, the Mineral Titles held by Osisko are registered in the relevant public registers in the name of Osisko and Osisko holds a 100% interest in them.

3.8.2.

The Mineral Titles held by Osisko were validly issued or granted, are in full force and effect and are held by good and valid title, free from any Charge except Permitted Charges and from all defects except for what is disclosed in Schedule C hereto, and the instruments or documents conferring such Mineral Titles constitute legal, valid and enforceable obligations in accordance with their respective terms and conditions. The Mineral Titles and, once issued, the Mineral Titles which are the subject of the ongoing applications described in Schedule C hereto are and will be sufficient to allow Osisko to conduct exploration and development work on or below the property to which they relate to find minerals, ore and metals and operate the Business. Except as disclosed in Schedule C hereto, the Mineral Titles were validly located and registered in accordance with the applicable Laws.

3.8.3.

The Mineral Titles directly or indirectly held by Osisko are in good standing and, as to the Mineral Titles whose expiry date occurs before or no more than 60 days after the date hereof, Osisko (i) incurred sufficient expenses related to work within the meaning of the applicable provisions of the Law to enable Osisko to obtain the renewal of all the Mineral Titles in question, (ii) has filed within applicable time with the relevant Public Bodies, any application for the renewal of all such Mineral Titles in question, with the applicable documents, information and payable duties and (iii) has taken all the necessary measures for the Mineral Titles in question to remain in good standing after the date of their respective expiries, for periods which are adequate for the operation of the Business.

3.8.4.	Except as disclosed in Schedule C hereto and the Public Disclosure Record,

(a)	no Person has a right of first refusal, acquisition privilege or other rights in respect of the Mineral Titles held by Osisko or the Properties related to them or part thereof;

(b)	no other agreement or option providing for the acquisition or purchase of the Mineral Titles held by Osisko or the Properties related to them or part thereof is in force;

(c)	no Person is entitled to Royalties or any other interest in respect of the production or the earnings generated or to be generated by the Mineral Titles held by Osisko or part thereof;

(d)

the Taxes, payments, Royalties, rents, contributions, rights of renewal and other charges which are required to be paid in respect of the Mineral Titles held by Osisko or part thereof have been paid in full and Osisko contravenes no condition or other provision related to its Mineral Titles and no breach of these conditions or other conditions is alleged;

(e)	no material amount for Taxes, payment, Royalties, rent, contributions, renewal rights or other charges is payable in respect of the Mineral Titles held by Osisko or part thereof;

(f)

the Mineral Titles held by Osisko and the related Properties are not, to the best knowledge of Osisko, the subject of any demand, claim or remedy contrary to or in opposition to Osisko’s titles, rights and interests, particularly from aboriginal or First Nations groups;

(g)	all the mining activities conducted on or related to the Properties which are the subject of the Mineral Titles comply with applicable Laws and Osisko’s Mineral Titles;

(h)

Osisko has received no notice concerning material environmental claims pertaining to the Mineral Titles, the Properties which are the subject of such Mineral Titles or the Assets used in the context of the operation of the Business; and

(i)

Osisko has no reason or reasonable ground to believe that it will not be able to obtain or maintain any Mineral Title or other right which is necessary to operate the Business, in respect of both the applications filed on the day hereof with the competent Public Bodies or any other future application or agreement which may be necessary to operate the Business.

3.9	Respecting finances

3.9.1.

The consolidated audited annual Financial Statements of the Corporation for the Most Recent Accounting Audit Period, the interim consolidated Financial Statements of the Corporation for the three and nine month periods ended on September 30, 2015 and any other subsequent period, as the case may be, as well as the related notes and audit report, as the case may be (collectively, the “Financial Statements”) (a) have been duly approved by the board of directors of the Corporation and signed on behalf of the board, (b) are accurate in all material respects, (c) faithfully represent the financial position, Assets, liabilities (particularly including all applicable Taxes and other debts), the financial performance and cash flows of the Corporation as of their respective dates, as well as the changes in the financial position of the Corporation during the relevant periods, and (d) have been prepared in accordance with the IFRS uniformly and consistently applied from one period to another.

3.9.2.

The auditors of the Corporation are independent from the Corporation as required by Securities Laws. No reportable event (within the meaning of Securities Laws) occurred in respect of current or previous auditors of the Corporation.

3.9.3.

The Corporation complies with Regulation 52-109 respecting Certification of Disclosure in Issuers' Annual and Interim Filings and particularly established and maintains an internal control process in respect of financial information and information disclosure control and procedures which comply with this regulation. The officers’s certificates under this regulation contained in the Public Disclosure Record are accurate and particularly, there is no material weakness as defined in such regulation. Furthermore, the internal control process in respect of financial information and the information disclosure controls and procedures established and maintained by the Corporation are adequate and allow for providing a reasonable assurance that (a) the operations are conducted in accordance with the general or specific authorizations of management, (b) the operations are recorded as they must be to allow for preparing financial statements in accordance with the IFRS and account for the Assets, (c) access to its Assets is permitted only in accordance with the general or specific authorizations of management, (d) the amounts recorded in the accounting books and registers of the Corporation as Assets are compared with existing Assets at reasonable intervals and appropriate measures are taken in respect of discrepancies, and (e) the material information on this subject is communicated to the persons responsible for the establishment of the Financial Statements within the Corporation at the time when such Financial Statements have to be prepared.

3.9.4.	Other than the liabilities which are reflected or for which reserves have been made in the Financial Statements, the Corporation has no material contingent liabilities.

3.9.5.

There is , between Osisko and non-consolidated Legal Persons or other Persons, no other off-balance sheet transactions, agreements or obligations (including contingent obligations) or other relation with may, now or in the future, have a Material effect on the financial condition, changes in financial condition, financial performance, results, cash flows, liquid assets, capital expenditures, capital resources or material components of income and expenses of Osisko on a consolidated basis or which would reasonably be expected to be material for RQ.

3.9.6.

The investments of the Corporation include those disclosed in Schedule F and are accounted for at fair market value, except for the associate companies, which are accounted for at cost, which is adjusted according to the Corporation’s share in the net earnings and losses of such companies, in accordance with the IFRS uniformly and consistently applied from one period to another. The Securities which were the subject of investments disclosed at Schedule F have been validly issued and are fully owned by Osisko by good and valid title, free from any Charge except Permitted Charges.

3.10	Respecting Taxes

3.10.1.

Osisko has always filed in a timely manner all returns respecting Taxes which it is legally or contractually required to file, and each of such returns has been the subject of related assessments from competent Tax authorities, except for breaches which do not result in a Material Adverse Effect. Osisko is in good standing in respect of all the contributions, assessments and withholdings respecting Taxes and their payment in a timely manner to competent authorities, except for breaches which do not result in a Material Adverse Effect.

3.10.2.

None of the Tax returns filed by Osisko contains misleading information or omit relevant information and all expenses deductions claimed by Osisko for Tax purposes pursuant to these returns were well-founded and validly claimed.

3.10.3.

To the best knowledge of Osisko, no investigation by Tax authorities is ongoing in respect of a Tax return of Osisko and there is no Litigation, dispute or disagreement between Osisko and Tax authorities, in all cases except for breaches which do not result in a Material Adverse Effect.

3.10.4.

There is no deadline extension for filing any income Tax return or the payment of any Tax by Osisko. Osisko has not waived any assessment deadline in favour of Tax authorities. Osisko maintains a sufficient reserve for Taxes, including any deduction at source, from its current fiscal year.

3.10.5.

Osisko validly waived and incurred the total of the expenses it was required to incur in eligible expenses pursuant to any subscribtion agreement where an investor subscribed to shares which qualified as flow-through shares, as such term is defined in paragraph 66(15) of the Income Tax Act (Canada).

3.11	Respecting Material Contracts

3.11.1.

Schedule D hereto includes a detailed and comprehensive list of all the Material Contracts. All the Material Contracts have been duly signed, are valid and enforceable in accordance with their respective terms and are in force. Neither Osisko or, to the best of Osisko’s knowledge, no co-contracting party is in default under such Material Contracts. The completion of the transactions contemplated herein will not result in affecting the rights and obligations of Osisko under such Material Contracts or constituting a default or a case of default thereunder.

3.12	Respecting insurance

3.12.1.

Osisko maintains insurance with recognized insurance companies, financially solid and independent to protect its Assets and activities against the risk of loss or damages for their full insurable value and these insurances and their coverage are adequate and sufficient for a business of the kind and size of the Business and the nature and value of Osisko’s Assets.

3.12.2.

Osisko paid in due course all the premiums or other amount of money payable and performed all other material obligations respecting the insurance policies currently in force; it has made no misrepresentation, voluntary omission and was not late respecting a notice or a claim respecting such insurance policies.

3.12.3.

Osisko has no reason to believe that it will not be able to renew the insurance policy currently in force or obtain similar coverage with recognized insurance companies, financially solid or independent, at a cost which is not significantly higher.

3.12.4.	There is currently no pending material claim against any insurer or under any insurance policy from Osisko and no fact, event or circumstances which may give rise to such a claim.

3.13	Respecting the environment

3.13.1.

Osisko complies in all material respects with the requirements of applicable Environmental Laws. Except for breaches which do not result in a Material Adverse Effect, (a) Osisko holds all the permits, authorizations and approvals which are necessary to operate the Business such as it is currently operated pursuant to applicable Environmental Laws and complies with the terms and conditions thereof, (b) to the knowledge of Osisko, no Litigation, demand, formal notice, claim, charge, investigation or proceedings or any administrative, regulatory or judicial non-compliance notice or violation against Osisko related to Environmental Laws, no claim seeking damages or other potential liability pertaining to the violation of Environmental Laws is ongoing or imminent or may affect the Business, and (c) to the knowledge of Osisko, there is no event or circumstances on the basis of which a cleanup or rehabilitation order may be issued and no action, suit or judicial proceedings against Osisko or affecting it has been instituted by a third party or Public Body respecting Environmental Substances or Environmental Laws.

3.14	Respecting liability

3.14.1.

There is no ongoing Litigation and Osisko does not expect Litigation involving or having an impact on Osisko or its directors, officers, employees or agents or one of its Assets which, in the event of an unfavourable judgment, order or decision, may result in a Material Adverse Effect, make the completion of the transactions contemplated herein illegal or otherwise prohibited or prohibit or materially restrict the distribution or trading of the Corporation’s Securities.

3.14.2.

All the negotiations pertaining to this agreement and the transaction contemplated herein have been conducted directly between the Parties without the intervention of any Person on behalf of the Corporation which may give rise to a claim against RQ or the Corporation for brokerage fees, finder’s fee or other similar payments.

3.15	Respecting the employees

3.15.1.

Osisko performed all of its obligations pursuant to incentive, employee benefit, pension, share option, share purchase, share unit, health and welfare, medical care, dental care, disability or life insurance plans or similar plans, schemes or practices which are maintained, sponsored or financed by Osisko in respect of Osisko’s current or former employees, officers or directors, whether such plans schemes or practice are agreed to in writing or verbally, capitalized or not, managed, auto-managed or registered or not. No Tax, penalty or other cost is due pursuant to or in respect of such plans, schemes or practices, all the contributions or premiums which must be paid thereunder have been paid in due course and the plans or schemes which are capitalized are entirely and continuously capitalized.

3.15.2.	There is no labour dispute, grievance, Litigation or disagreement involving one or more employees of Osisko, including any officer and none is expected.

3.15.3.	The description of Osisko’s officers’ compensation plan contained in the Public Disclosure Record is accurate and complete in all material respects.

3.16	Respecting full disclosure

3.16.1.

The Corporation fully collaborated with RQ, its representatives and agents in the context of the due diligence on Osisko’s affairs and gave them without reservation all the information and documents necessary or useful to make its decision as to whether to invest in the Corporation. This information and these documents are complete and accurate in all material respects. The Corporation did not omit to provide any information which may result in a Material Adverse Effect.

3.16.2.

There is no fact, event or circumstance respecting Osisko, its Assets or financial condition or the Business which should be disclosed to RQ for it not to be misled by the representations and warranties of the Corporation hereunder, or which could reasonably be expected, if it was known by RQ, to discourage it from entering into the transactions contemplated herein or accepting the terms and conditions of the Debenture.

3.16.3.

The information and documents which shall be sent to RQ in accordance with the undertakings of the Corporation contained herein and all other information and documents which shall be sent to RQ after the date hereof shall be complete and accurate in all material respects.

SECTION 4
RQ’S REPRESENTATIONS AND WARRANTIES

4.1

RQ represents and warrants to the Corporation that i) it is a duly constituted and organized Legal Person which validly exists and is in good standing pursuant to the Laws relating to its corporate existence, ii) it has the capacity, rights and corporate powers necessary to enter into this agreement as well as each and every transaction contemplated herein, and iii) this agreement as well as each and every transaction contemplated herein have been duly authorized by RQ and all necessary corporate procedures or other authorizations which must be taken or obtained by RQ in such regard have been taken or obtained in order to allow this agreement to be entered into and signed and any document relating hereto to be signed.

SECTION 5
CLOSING

5.1	The Closing shall take place at the Montreal offices of the Corporation’s legal counsel at 9:00 a.m. (Montreal time) on the date hereof.

5.2	At Closing, the Corporation shall deliver to RQ:

5.2.1.	the Debenture in the form attached hereto as Schedule A, duly signed on behalf of the Corporation and registered in the name of RQ;

5.2.2.	a guarantee in the form attached hereto in Schedule G duly signed on behalf of Osisko Exploration;

5.2.3.	proof that it has obtained the conditional approval of the Toronto Stock Exchange relating to the listing of the Underlying Shares for trading on conditions which RQ considers acceptable;

5.2.4.

proof that it has made and/or obtained, where applicable, the opinions, approvals, consents and acceptances required by any Material Contract to which it is a party in connection with the transactions referred to herein, at no charge and on conditions which RQ considers acceptable, including the lenders’ approval under the Credit Facility (subject to the signing of a subordination agreement with RQ at Closing);

5.2.5.

a certificate duly signed for and on behalf of the Corporation by the Secretary or Assistant Secretary attesting to the authenticity of i) the articles and by-laws of the Corporation, ii) the resolutions of the board of directors of the Corporation approving the signing hereof and the entering into of the transactions referred to herein, iii) the functions and signatures of the officers who have signed this agreement or any other Contract or document contemplated herein;

5.2.6.

a favorable legal opinion from its legal counsel concerning Quebec legislation with respect to issues relating to the transactions referred to herein and other general opinions normally provided in this type of transaction (including, among other things, an opinion on the validity, enforceability and opposability of the Royalties covering the Canadian Malartic and Eleonore properties and an opinion on the mining leases and concessions which are the subject of such Royalties), addressed to RQ and its legal counsel and dated as of Closing which RQ and its legal counsel consider reasonably acceptable in form and substance; and

5.2.7.	all other documents which RQ may require in order to finalize and complete the transactions referred to herein.

SECTION 6
FEES AND COSTS

6.1	The Corporation agrees to pay RQ at Closing a review fee of $500,000, representing 1% of the principal amount of the Debenture.

6.2

The Corporation agrees to pay the costs incurred by RQ relating to its due diligence of Osisko and the negotiation of the transactions referred to herein, including the drafting, negotiation and publication of any documentation relating thereto. In addition, the Corporation shall pay all costs incurred by RQ relating to the Debenture (and in particular any amendment, waiver, subordination agreement and agreement among creditors), including all costs incurred to asserts its rights against the Corporation.

6.3	RQ may also, at its option, set off the fees and costs described in sections 6.1 and 6.2 from any amount it owes the Corporation from time to time.

SECTION 7
UNDERTAKINGS OF THE CORPORATION

7.1

As additional and essential considerations for the entering into of this agreement by RQ, the Corporation hereby agrees, with regard to it and its Subsidiaries, from the date this agreement is signed until the date the Debenture is fully converted into Shares or repaid, to:

7.1.1.

maintain its corporate existence and preserve and maintain all permits, authorisations or approvals which may be necessary or required for the normal course of Business and to be and remain able and authorized to do Business in each jurisdiction in which it carries on Business or owns or rents Assets, with the exception of the liquidation and dissolution of the Subsidiaries identified in Schedule E as being or to be liquidated;

7.1.2.

comply with the requirements of the Laws applicable to it, including Laws governing mining exploration and extraction, as well as the terms and conditions of all permits, homologations, certifications and other authorizations necessary to carry on the Business in all jurisdictions in which it carries on the Business, and in particular the applications, claims, concessions, permits, licences, mining leases, leases and other instruments or documents conferring Mineral Titles.

7.1.3.	maintain at all times its status as a reporting issuer pursuant to Securities Laws and fulfil the continuous disclosure requirements applicable to it;

7.1.4.	maintain the listing of the Shares on the Toronto Stock Exchange;

7.1.5.

maintain at all times, on a consolidated financial basis, a ratio of Net Indebtedness divided by the EBITDA equal to or less than 3, the whole calculated quarterly based on the annual and interim Financial Statements of the Corporation filed with Securities Regulators, provided that the permitted minimum value of such ratio will be increased to 4 for the first two complete quarters following the closing of a “Permitted Acquisition” or “Permitted Investment”, as those terms are defined in the Credit Facility, having a value greater than $50,000,000;

7.1.6.

maintain good and valid title, free and clear of any Charge (other than Permitted Charges) on the Assets (including without limitation the Royalties, Mineral Titles and Securities) necessary to carry on the Business;

7.1.7.	maintain its Assets in good condition and ensure that they are sufficient to allow the Business to be operated adequately;

7.1.8.

use best efforts so that a) the Royalty covering the Eleonore property is registered against the Assets to which it relates and that a deed of hypothec is duly signed and published in the Register of Personal and Moveable Real Rights and the land registry in favour of Osisko in order to guarantee the performance of the obligations stemming from the agreement relating to such Royalty and b) the Royalty covering the Canadian Malartic property is registered against the mining claims to which it relates and that a deed of hypothec is duly signed and published against such mining claims in the Register of Personal and Moveable Real Rights and the land registry in favour of Osisko in order to guarantee the performance of the obligations stemming from the agreement relating to such Royalty, in every case as soon as possible and not later than June 30, 2016;

7.1.9.

maintain insurance with recognized, financially sound and independent insurance companies and pay in a timely manner all premiums or other sums of money payable to such insurance companies relating to the insurance taken out with them, such insurance and their coverage to be adequate and sufficient and consistent with common industry practice for the type and size of Business and the nature and value of Osisko’s Assets;

7.1.10.

pay all the Taxes levied against it or on its income or profits and on its Assets, as well as any other form of legal claims which may result in a Charge on any of its Assets, and make the remittances prescribed by applicable Laws within the prescribed times;

7.1.11.

keep suitable accounting books and records in accordance with any applicable Law and record therein true and accurate entries of all operations and transactions relating to its Business, the whole in accordance with IFRS applied consistently;

7.1.12.	take account of best sustainable development practices in its investments;

7.1.13.

give RQ, concurrently with the sending of the Financial Statements referred to in paragraphs 7.1. 14a) and 7.1. 14b), a guarantee in the form indicated in Schedule G duly signed on behalf of any Subsidiary which becomes a Material Subsidiary during the period covered by such Financial Statements, it being understood that the Corporation and its Material Subsidiaries shall at all times represent at least 85% of the consolidated EBITDA and the consolidated earnings of Osisko;

7.1.14.	provide RQ with the following documents:

(a)

within 45 days of the end of each quarter of the Corporation’s fiscal year, a copy of the consolidated Financial Statements and the management report of the Corporation covering such period as well as a comparison of the results to budget;

(b)

within 90 days of the end of each fiscal year of the Corporation, a copy of the audited consolidated annual Financial Statements of the Corporation and the management report covering such period, the Financial Statements to be audited by a reputable firm of accounting professionals acceptable to RQ;

(c)

concurrently with the providing of the Financial Statements referred to in paragraphs a) and b) of this section, a certificate signed by the Chief Executive Officer and the Chief Financial Officer of the Corporation setting out in detail all the calculations required to determine compliance with the financial ratio referred to in paragraph 7.1.5 and to determine the Material Subsidiaries for the purposes of paragraph 7.1.13 as of the last day of the relevant financial period and attesting that the Corporation is not in default with respect to its undertakings and obligations pursuant to this agreement and the Debenture;

(d)	within 60 days following the beginning of each fiscal year of the Corporation, the annual budget of the Corporation for that period;

(e)	[Voluntarily Omitted] Document to be provided to RQ by Osisko;

(f)	concurrently with their sending by the Corporation, all other material documents sent to the shareholders or other holders of Securities of the Corporation; and

(g)	any other report, document or information which RQ may reasonably request from time to time;

7.1.15.	send RQ a notice as soon as possible, and in any event within five days following the date on which the Corporation amends the terms and conditions of the Credit Facility;

7.1.16.	send RQ a notice as soon as possible, and in any event within five days following the date on which the Corporation becomes aware of:

(a)	the falsity, inaccuracy or incompleteness of one or more representations and warranties of the Corporation under this agreement and/or the Debenture;

(b)	any default or breach of the undertakings of the Corporation under this agreement or the Debenture;

(c)	any Material Adverse Change;

(d)

the adoption, publication, enactment, enforcement, tabling or making by a Public Body of a Law, judgement, order or decision which could lead to a Material Adverse Effect or prohibit or significantly limit the distribution or trading of Securities of the Corporation, or an announcement of the intention to take any of the above-mentioned actions;

(e)

any existing or anticipated Litigation or any threat of Litigation against the Corporation and/or RQ before any Public Body which, if it were to result in an unfavourable judgement, order or decision, could lead to a Material Adverse Effect or prohibit or significantly limit the distribution or trading of the Corporation’s Securities; and

(f)	any written or verbal notice of default, cancellation or non-renewal relating to a Royalty, Mineral Title or Material Contract given by a Public Body or any other Person;

7.1.17.

upon reasonable notice to management of the Corporation, give RQ and its representatives and mandataries access during the Corporation’s normal business hours without unduly hindering its Business, at the head office and other business places and locations of the Corporation (including the mining properties) as well as its Assets, including without limitation its accounting books and records, and allow copies of documents to be made and its Business and financial situation to be discussed with the officers and auditors of the Corporation.

7.2

In addition, as additional considerations essential to the signing of this agreement by RQ, the Corporation hereby agrees, with regard to it and its Subsidiaries, from the date this agreement is signed to the date the Debenture is fully converted into Shares or repaid, not to directly or indirectly, without the prior written consent of RQ, at its complete discretion:

7.2.1.

wind up, liquidate, cease carrying on business, intervene in any merger, arrangement, reorganization or consolidation transaction, or otherwise change the corporate structure of the Corporation (or agree to take any of the above-mentioned actions at a later date) other that an internal reorganization among the Subsidiaries in the normal course of business and with the exception of the liquidation and winding up of the Subsidiaries identified in Schedule E as being or to be liquidated;

7.2.2.	make a Material Change in its operations, the operation of the Business or the nature of its activities;

7.2.3.

assume new Indebtedness, or issue any bond, debenture, promissory note or other debt security, in addition to the Credit Facility, for a cumulative amount greater than $10,000,000, or repay existing Indebtedness in advance;

7.2.4.	make capital expenditures other than in connection with the Business in the normal course in a total amount exceeding $10,000,000 during a single fiscal year;

7.2.5.	create, agree to, take on, tolerate or allow a Charge to exist on or with regard to any of the present or future Assets of Osisko, other than the Permitted Charges;

7.2.6.

sell, assign, lease or alienate all or part of the Assets of Osisko for an amount greater than $10,000,000 during a single fiscal year other than in the normal course of Business or in exercising rights contemplated by the Participation Rights Agreement dated January 13, 2015 between the Corporation, the Caisse de dépôt et placement du Québec and the Fonds de solidarité des travailleurs du Québec (F.T.Q.);

7.2.7.	grant loans or security for the obligations of a third party other than in connection with the Business in the normal course of its activities;

7.2.8.

carry out a transaction with any director, officer or employee of Osisko and parties related to them or affiliates thereof (as those terms are defined Securities Laws), other than for a value of less than $1,000,000 in the normal course of Business and on fair and reasonable conditions equivalent to an arm’s length transaction;

7.2.9.	amend Osisko’s executive compensation plan, including any performance incentive and any stock option or share purchase plan, so that it is no longer based on good industry remuneration practices;

7.2.10.

declare or pay any dividend or return of capital relating to its capital stock, make any purchase, redemption, withdrawal, exchange or conversion of its capital stock, or make any other distribution, payment or return of assets or funds to one or more of its shareholders in such capacity where a default or breach of the Corporation’s undertakings hereunder or under the Debenture has occurred or if such action would be reasonably likely to result in such a default or breach;

7.2.11.	change the Corporation’s fiscal year-end; and

7.2.12.

make a Material Change to its accounting practices or financial disclosure methods, unless such a change is explicitly prescribed by the IFRS or any other accounting standards with which the Corporation is required by Law to comply.

SECTION 8
SHORT SALES

8.1

RQ hereby agrees not to short sell the Shares from the date this agreement is signed to the date the Debenture is fully converted into Shares or repaid, it being understood that this undertaking does not cover the shares of any other entity which may succeed the Corporation.

SECTION 9
[VOLUNTARILY OMITTED]

Osisko’s undertaking

SECTION 10
PUBLIC ANNOUNCEMENT

10.1

The Corporation agrees that no public announcement relating hereto or to the transactions contemplated herein shall be made or permitted by the Corporation unless the wording of the announcement as well as the time and manner of releasing it have been approved by RQ.

SECTION 11
WAIVER

11.1

By signing this agreement, the Corporation acknowledges that the truthfulness and accuracy of each of its representations and warranties as well as the full and timely compliance with each of its undertakings and the other conditions stipulated in favour of RQ hereunder constitute essential considerations for RQ, without which it would not have made this subscription.

11.2

Furthermore, the representations, warranties and undertakings of the Corporation as well as the other conditions hereof are stipulated in favour and for the benefit of RQ, which may therefore waive them in writing along with the rights and recourses stemming therefrom, in whole or in part, at any time and from time to time, at its complete discretion.

11.3

If RQ directly or indirectly receives, before or after Closing (whether or not as part of its due diligence of the affairs of the Corporation), information or documents which diminish, contradict or otherwise affect the scope, extent or effect of a representation or warranty or an undertaking of the Corporation hereunder, RQ shall not be deemed to have knowledge of it or to have agreed to or waived it unless such consents and waivers are express and signed by RQ.

SECTION 12
INDEMNIFICATION

12.1

All the representations made and warranties given by the Corporation hereunder or set forth in a schedule, attestation or other document made available to RQ hereunder or otherwise made or given in connection with the transactions contemplated herein shall continue to bind it:

12.1.1.

for an unlimited term in the case of fraud, gross negligence, wilful blindness or bad faith, as well as with respect to the representations and warranties involving the corporate status of the Corporation and the validity of the issuance of the subject Shares in favour of RQ as fully paid;

12.1.2.	until the prescription period has expired in the case of Taxes; and

12.1.3.	for a period of three years following Closing in all other cases.

12.2

In addition, for greater certainty, all the undertakings of the Corporation set forth herein and in the Debenture which are not expressly contemplated to be for a limited period of time shall continue to bind it until the date the Debenture is fully converted into Shares or repaid.

12.3

The Corporation agrees to hold the Indemnification Beneficiaries harmless and to indemnify them, and to pay the Indemnification Beneficiaries for any damage, loss, debt, overpayment, undertaking, obligation, liability, claim, charge, deficit, cost and other expense (including without limitation the fees and disbursements of attorneys and any other adviser in addition to the judicial and extra-judicial fees and costs and other expenses resulting from any Litigation, including damages, interest, fines, penalties and assessments resulting therefrom as well as any sums which may be paid to settle such Litigation) (collectively, a “Loss”) which the Indemnification

Beneficiaries may be required to pay, suffer, incur or otherwise bear, directly or indirectly, further to or due to the falseness or inaccuracy in any material respect of the representations or warranties of the Corporation or the failure to fulfil its undertakings or other obligations hereunder and under the Debenture.

12.4

If a third party asserts a claim against one or more Indemnification Beneficiaries which is likely to lead to a loss which could be the subject of indemnification by the Corporation under paragraph 12.3 hereof, the Indemnification Beneficiary or Beneficiaries in question shall notify the Corporation as soon as possible of the nature of the claim, it being understood that any failure to send or delay in sending such notice shall not release the Corporation from its obligations under paragraph 12.3 hereof and shall only affect the lability of the Corporation to the extent that the failure or delay causes it significant harm. The Corporation shall have the right (but not the obligation) to participate in the defence and, provided the Indemnification Beneficiary or Beneficiaries agree thereto in writing, to take up their defence, in connection with any Litigation instituted to assert such a claim, but the Corporation may not settle the claim or make any admission of liability without the prior written consent of the Indemnification Beneficiary or Beneficiaries.

12.5

The Corporation shall pay any amount owed as a Loss hereunder within 15 days of a written claim to such effect by the Indemnification Beneficiaries. Any amount unpaid following the expiry of such time shall bear interest until payment in full at the annual base interest rate charged by the National Bank of Canada for commercial loans granted in Canada in Canadian dollars, as published or announced from time to time, plus 5%, which rate shall be set at the time such an amount becomes due and then revised on the first day of each month based on the annual base rate in effect at the time at such financial institution.

12.6

It is moreover specifically stipulated that any obligation of the Corporation to pay RQ any sum whatsoever for a Loss (including interest relating thereto) hereunder may, at the option of RQ, be claimed from the Corporation on the foregoing terms or, alternatively, be applied in reduction of any sum or other current or future obligation of RQ toward the Corporation, as applicable.

12.7

For greater certainty, the Indemnification Beneficiaries hereunder are all represented exclusively by RQ or its successors or assigns, as the case may be, and any claim and indemnification under this section shall therefore be made by and in favour of the Indemnification Beneficiaries only through RQ, its successors or assigns, as the case may be.

SECTION 13
ASSIGNMENT

13.1

RQ may assign, sell, transfer or otherwise alienate all or part of its rights and obligations hereunder or which may result herefrom and its right, title and interest in the Debenture without the Corporation’s consent. However, in the event RQ wishes to carry out such a sale, RQ shall notify the Corporation in advance in writing and the Corporation may, during a 10-day period following receipt of the notice, find a purchaser for the Debenture, it being understood that at the same time, RQ may find purchasers of its choice and sell the Debenture to the purchaser offering the best price at the end of the above-mentioned period and may decide at any time not to sell the Debenture. Notwithstanding the foregoing, RQ shall not be required to notify the Corporation if it assigns, sells, transfers or alienates all or part of its rights and obligations hereunder or which may result herefrom and its rights, title and interest in and to the Debenture to a) any government entity or mandatary of a government entity (including the Caisse de dépôt et placement du Québec), or b) any person which it or Investissement Québec Controls.

13.2	The Corporation may not assign its rights and obligations hereunder and under the Debenture without the prior written consent of RQ.

SECTION 14
NOTICE

14.1	Any notice, demand or request which may or must be given hereunder shall be sent in writing to the following addresses:

to RQ:

Ressources Québec inc.
600de la Gauchetière Street West Suite 1500 Montreal, Quebec H3B 4L8

Attention: Marc Paquet, Vice-President, Legal Affairs E-mail: marc.paquet@invest-quebec.com with a copy to:

Fasken Martineau DuMoulin L.L.P.
800 Place Victoria, Stock Exchange Tower
Suite 3700, P.O. Box 242 Montreal, Quebec H4Z 1E9

Attention: Jean Michel Lapierre Email: jmlapierre@fasken.com to the Corporation:

Osisko Gold Royalties Ltd.
1100 Canadiens-de-Montréal Avenue Suite 300, P.O. Box 211 Montreal, Quebec H3B 2S2

Attention: Bryan A. Coates Email: bcoates@osiskogr.com

with a copy to:

Lavery, de Billy, LLP
1 Place Ville Marie
Suite 4000
Montreal, Quebec H3B 4M4

Attention: René Branchaud Email: rbranchaud@lavery.ca

or to any other address in Quebec which one Party may indicate to the other Parties from time to time in accordance herewith.

14.2

Each notice, demand or request shall be delivered by hand or sent by e-mail to the addressee. If it is delivered by hand or sent by e-mail before 6:00 p.m. (Montreal time) on a business day, it shall be deemed to have been given and received that day and, in all other cases, it shall be deemed to have been given and received on the first business day following the day it is given.

SECTION 15
MISCELLANEOUS

15.1

Each Party declares that it has freely negotiated the terms and conditions of this agreement which involve it and that it has had the opportunity to consult and be advised by its legal counsel with respect to the extent of its rights and its undertakings and other obligations hereunder, and declares itself satisfied with this agreement and in agreement with the undertakings made the Parties herein.

15.2

No amendment to or waiver of any of the terms hereof shall bind a Party unless it is set forth in a written instrument signed by all the Parties, in the case of an amendment, or by such Party in the case of a waiver. A waiver of a term hereof shall not constitute a waiver of any other term hereof. No waiver of a term of this agreement shall constitute a waiver of the right to assert it in the future unless that is expressly indicated in writing by the Party waiving it.

15.3

This agreement may be signed by each Party in counterparts, each of which, when so signed and delivered to the other Parties, shall constitute an original, and all such counterparts shall constitute one and the same Contract.

15.4	This agreement cancels any prior Contract entered into between the Parties and any other agreement between them with regard to the transactions contemplated herein, including the Letter of Interest.

15.5	The rights and obligations of the Parties hereunder shall solidarily bind their respective successors and permitted assigns.

15.6	The recitals and the schedules hereto form an integral part hereof.

(signatures on the following page)

IN WITNESS WHEREOF, the parties have signed this agreement at the place and on the date first hereinabove mentioned.

RESSOURCES QUÉBEC INC.

Per:	(s) Denis Williams
Denis Williams
Chief Executive Officer

OSISKO GOLD ROYALTIES LTD.

Per:	(s) Bryan A. Coates
Bryan A. Coates
President

Per:	(s) Elif Lévesque
Elif Lévesque
Vice-President Finance and
Chief Financial Officer

SCHEDULE A
FORM OF DEBENTURE

Document attached.

UNLESS INDICATED OTHERWISE IN SECURITIES LEGISLATION,
THE SECURITY HOLDER MUST KEEP THE SECURITY UNTIL JUNE 13, 2016.

OSISKO GOLD ROYALTIES LTD.

(Corporation constituted pursuant to the
Quebec Business Corporations Act)

No. 2016-1	Issue date: February 12, 2016

$50,000,000	Maturity Date: February 12, 2021

UNSECURED CONVERTIBLE DEBENTURE

1.	Promise to pay

1.1.

According to the terms and conditions stipulated herein (the “Debenture”), Osisko Gold Royalties Ltd. (the “Corporation”) hereby acknowledges that it owes Ressources Québec inc. (the “Debentureholder”) or its permitted assigns, in lawful money of Canada, the principal amount indicated in Schedule 1 hereof (the “Principal Amount”), such Principal Amount being $50,000,000 as of the date hereof, and promises to pay the Principal Amount on February 12, 2021 (the “Maturity Date”) or on any other date on which it may become payable in accordance with the terms and conditions hereof.

1.2.	The Principal Amount shall bear interest at an annual rate of 4% calculated and payable according to the terms and conditions of section 3 hereof (the “Interest Payable”).

1.3.

The Principal Amount may be converted in whole or in part into common shares in the capital stock of the Corporation (the “Shares”) at the option of the Debentureholder at any time before the close of business on the business day preceding the Maturity Date, according to the terms and conditions of section 4 hereof.

1.4.

The Debenture is issued pursuant to the subscription agreement dated February 12, 2016 between the Corporation and the Debentureholder, as it may be amended, replaced or updated from time to time in accordance with its terms (the “Subscription Agreement”).

2.	Interpretation

2.1.	For the purposes hereof, unless indicated otherwise or unless the context requires otherwise, the following terms and expressions have the meaning given to them below:

2.1.1.	“Cash Flow from Operations” means, during a given period, the operating revenue less operating expenses of the Corporation and its Subsidiaries;

2.1.2.

“Cash Flow Related to the Debt Service” means, during a given period, the sum of the monetary interests and costs incurred and repayments and reductions of principal of the Indebtedness made by the Corporation and its Subsidiaries;

2.1.3.	“CDS” means CDS Clearing and Depository Services Inc.;

2.1.4.

“Change of Control” means any of the following cases: i) the sale, transfer, assignment, leasing or other disposition, whether direct or indirect, carried out in a transaction or series of related transactions, of all or substantially all the Assets of the Corporation and its Subsidiaries, taken together, to a Person or group of Persons acting jointly or in conjunction for such transaction (other than the Corporation and its Subsidiaries), ii) the entering into of any transaction, including a consolidation, arrangement, merger or issuance of voting Securities which causes a Person or group of Persons acting jointly or in conjunction for such transaction (other than the Corporation and its Subsidiaries) to directly or indirectly become the beneficial owner of a number of Securities conferring more than 50% of the voting rights relating to the Corporation’s Securities or of any other consolidated, arranged or merged Legal Person, or of convertible or exchangeable Securities or otherwise allowing the acquisition of such a number of Securities, iii) the Shares of the Corporation cease to be listed and traded on a stock exchange located in Canada, or iv) more than half the members of the board of directors of the Corporation are replaced without such replacement being carried out by the members of the board of directors of the Corporation, or without such persons being recommended for nomination and election to the board by the board of directors or a board committee;

2.1.5.	“Conversion Date” means the date on which any conversion of the Principal Amount or Interest Payable is deemed to have occurred;

2.1.6.	“Conversion Notice” means a conversion notice substantially in the form attached hereto as Schedule 2;

2.1.7.	“Conversion Price” means a price of $19.08 per Share, subject to any adjustment contemplated by section 5 hereof;

2.1.8.	“Corporation” has the meaning ascribed to it in paragraph 1.1 hereof;

2.1.9.	“Debenture” has the meaning ascribed to it in paragraph 1.1 hereof;

2.1.10.	“Debentureholder” has the meaning ascribed to it in paragraph 1.1 hereof;

2.1.11.	“Default” has the meaning ascribed to it in paragraph 12.1 hereof;

2.1.12.

“Dividend in the Normal Course” means a quarterly dividend payable to holders of Shares registered in the Corporation’s records on the last business day of the quarter in a maximum amount of $0.04 for each quarter of the fiscal year ended December 31, 2016, which may be increased by a maximum of 15% during each of the following fiscal years, it being understood that the maximum amount per Share shall be adjusted to take account of any event requiring an adjustment of the Conversion Price under paragraph 5.1.1 hereof; the maximum percentage increase may be exceeded during a given fiscal year provided the total annual dividend does not exceed 35% of the Cash Flow from Operations less the Cash Flow Related to the Debt Service during the preceding fiscal year;

2.1.13.	“Interest Payable” has the meaning ascribed to it in paragraph 1.2 hereof;

2.1.14.

“Market Price” means, as of a given date, the average weighted price based on the volume of Shares on the Toronto Stock Exchange for the 20-day period during which Shares were traded, whether or not consecutive, ending five trading days prior to such date;

2.1.15.	“Maturity Date” has the meaning ascribed to it in paragraph 1.1 hereof;

2.1.16.	“Payment Date(s)” has the meaning ascribed to it in paragraph 3.1 hereof;

2.1.17.	“Principal Amount” has the meaning ascribed to it in paragraph 1.1 hereof;

2.1.18.	“Shares” has the meaning ascribed to it in paragraph 1.3 hereof;

2.1.19.	“Subscription Agreement” has the meaning ascribed to it in paragraph 1.4 hereof;

2.1.20.	“Successor” has the meaning ascribed to it in paragraph 14.1 hereof; and

2.1.21.	[Voluntarily Omitted] Defined term for which section 7, which referred to it, was omitted voluntarily.

2.2.	Capitalized terms which are not defined in this Debenture have the meaning ascribed to them in the Subscription Agreement.

2.3.	For the purposes hereof, unless indicated otherwise or unless the context requires otherwise:

2.3.1.	the headings set forth herein are for ease of reference only and may not be used to interpret, define or limit the scope or meaning of this Debenture or any term thereof;

2.3.2.

enumerations found herein using the terms “including”, “notably”, “in particular” and other similar terms and expressions are not exhaustive and may be completed in connection with the interpretation hereof by any other element which is similar or incidental to the elements enumerated;

2.3.3.	the singular shall include the plural and vice versa, the masculine shall include the feminine and vice versa;

2.3.4.

accounting terms which are not otherwise defined have the meaning ascribed to them in accordance with IFRS applied consistently from one period to the next, and a reference to an item on a balance sheet or a statement of income or any other accounting statement means the item as calculated from the appropriate statement, determined in accordance with IFRS applied consistently from one period to the next; and

2.3.5.	all dollar amounts mentioned herein refer to Canadian dollars.

3.	Interest

3.1.

The Principal Amount shall bear interest from the date the Debenture is issued to the Maturity Date (inclusively), at an annual rate of 4% calculated daily not in advance based on a 365-day year and shall be due and payable quarterly on the last day of the months of March, June, September and December as of March 31, 2016 (the “Payment Dates”). The first payment owed on March 31, 2016 shall be $263,013.70. The Interest Payable shall be payable in cash in lawful money of Canada. On each Payment Date, the Corporation shall pay an amount equal to the Interest Payable (or cause an amount equal to the Interest Payable to be paid) to the Debentureholder by bank transfer according to the instructions given by the Debentureholder.

3.2.

Any amount which is not paid on the Maturity Date and any other amount which is not paid when due (including any outstanding Interest Payable) shall bear interest at an annual rate of 9%, calculated daily based on a 365-day year, compounded monthly and payable in cash in lawful money of Canada at the request of the Debentureholder.

3.3.	The annual rates equal to the rates determined in accordance with paragraphs 3.1 and 3.2 are the following: (the applicable rate) x (number of days in the year) / 365 = annual %.

4.	Conversion of Debenture

4.1.

The Debentureholder may convert all or part of the Principal Amount into Shares at any time before the close of business on the business day preceding the Maturity Date by sending the Corporation, at the address indicated in section 16 hereof, a Conversion Notice duly signed and completed by the Debentureholder accompanied by the Debenture.

4.2.

Subject to paragraph 6.2 hereof, the number of Shares to be issued following the exercise by the Debentureholder of its conversion right contemplated by paragraph 4.1 shall be determined by dividing the Principal Amount thereby converted by the Conversion Price.

4.3.	The Conversion Date shall be the date on which the Conversion Notice is delivered by the Debentureholder.

4.4.

As soon as possible following the Conversion Date and not later than seven days thereafter, the Corporation shall issue and pay (or cause to be paid) to the Debentureholder through the CDS system, according to the instructions given by the Debentureholder, the number of Shares duly and validly issued and fully paid up determined in accordance with paragraph 4.2 and shall give instructions to the transfer agent and registrar to make the appropriate entries in the Corporation’s records.

4.5.

Any unpaid balance of Interest Payable on the Principal Amount thereby converted, as of the Conversion Date (inclusively), shall be due and payable by the Corporation to the Debentureholder, in accordance with section 3 hereof, upon delivery of the certificate representing the Shares issued following the conversion.

4.6.

In the case of such a partial exercise by the Debentureholder of the conversion right contemplated by paragraph 4.1, upon delivery of the certificate representing the Shares issued following the conversion, the Corporation shall complete Schedule 1 of the Debenture to represent the Principal Amount that is not converted and deliver the Debenture (or cause it to be delivered) to the Debentureholder, at no charge, at the address indicated in section 16 hereof.

4.7.

The Corporation agrees in favour of the Debentureholder that i) a sufficient number of Shares will be authorized and set aside at all times for the purpose of issuance to the Debentureholder pursuant to this section 4, ii) the Shares issued pursuant to this section 4 will be validly issued and allocated and fully paid, iii) the distribution of such Shares to the Debentureholder by the Corporation will be exempt from the prospectus requirements in accordance with applicable Securities Laws, iv) such Shares will be duly listed for trading on the Toronto Stock Exchange, and v) such Shares will be freely tradable, subject to any sale restriction period imposed by applicable Securities Laws.

4.8.

No fractional Share shall be issued pursuant to this section 4. The number of Shares to be issued shall be rounded down to the closest whole number of Shares and the Debentureholder shall have the right to receive a cash payment equal to the fraction of a Share multiplied by the Market Price as of the Conversion Date.

5.	Adjustments following certain transactions

5.1.	The Conversion Price shall be adjusted in the manner described in this paragraph 5.1 to take account of the following events, effective on a given Conversion Date:

5.1.1.

If the Corporation i) modifies its capital stock through a split of the outstanding Shares into a greater number or consolidation of the outstanding Shares into a lower number or ii) issues Shares (or Securities convertible or exchangeable into Shares) to the holders of all or substantially all the outstanding Shares through a dividend or other distribution, the Conversion Price shall be adjusted as of the effective date of the change in the capital stock of the Corporation or the record date set for the dividend or distribution, as the case may be, by multiplying the Conversion Price in effect immediately prior to such date by a fraction of which the numerator is the number of outstanding Shares immediately prior to such event and the denominator is the number of outstanding Shares immediately after such event (including, where Securities convertible or exchangeable into Shares are issued, the number of Shares which would be outstanding if all such Securities convertible or exchangeable into Shares had been converted or exchanged on such date).

5.1.2.

If the Corporation sets a record date for the distribution of rights, options or warrants to all or substantially all the holders of Shares allowing them, during a period ending not later than 45 days after the record date, to subscribe for or purchase Shares (or Securities convertible or exchangeable into Shares) at a price per Share (or, in the case of Securities convertible or exchangeable into Shares, at a conversion or exchange price per Share) less than 95% of the Market Price on the record date, the Conversion Price shall be adjusted as of the record date by multiplying the Conversion Price in effect immediately prior to such date by a fraction of which the numerator is the sum of the number of outstanding Shares as of the record date and the number obtained by dividing the total price of the number of additional Shares offered for subscription or purchase (or the total price for the conversion or exchange of the convertible or exchangeable Securities thereby offered) by the Market Price as of the record date, and the denominator of which is the sum of the number of outstanding Shares as of the record date and the number of additional Shares offered for subscription or purchase (or the number of Shares which may be issued pursuant to the convertible or exchangeable Securities thereby offered). In the event the rights, options or warrants are not exercised in whole or in part before their expiry, the Conversion Price shall be adjusted taking account of the number of Shares issued (or convertible or exchangeable Securities issued) following the exercise of such rights, options or warrants and their total price, not the number of Shares offered for subscription or purchase (or the number of Shares which may be issued pursuant to the convertible or exchangeable Securities thereby offered) and their total price.

5.1.3.

If the Corporation sets a record date for making a dividend or other distribution to the holders of all or substantially all the outstanding Shares, Securities (other than those referred to in paragraphs 5.1.1 and 5.1.2), property or other assets (including, without limitation, a cash dividend other than a Dividend in the Normal Course), the Conversion Price shall be adjusted as of the record date by multiplying the Conversion Price in effect immediately prior to such date by a fraction of which the numerator is the number obtained by multiplying the number of outstanding Shares as of the record date by the Market Price as of the record date and then subtracting the fair market value of such Securities, property or other assets (as determined by the Corporation, with the Debentureholder’s approval), and the denominator of which is the number obtained by multiplying the number of outstanding Shares as of the record date by the Market Price as of the record date.

In the absence of a resolution of the board of directors setting a record date for the events described in paragraphs 5.1.1, 5.1.2 and 5.1.3, the Corporation shall be deemed to have set the effective date thereof as the record date.

5.2.

If, when the Debenture has not been fully converted into Shares or repaid, there is i) a re-categorising of the Shares, a conversion of the Shares into other shares or Securities of the Corporation or any other restructuring of the capital stock of the Corporation, ii) a consolidation, amalgamation or merger of the Corporation with another corporation or Legal Person, or an arrangement in such regard to which the Corporation is a party, or iii) the Corporation is liquidated or wound up, the Debentureholder shall have the right to receive, further to the exercise of the conversion right contemplated in section 4, the number of Shares, other Securities or other property the Debentureholder would have had the right to receive further to such transaction if the Debentureholder had been the registered holder of such Shares on the effective date of such transaction.

5.3.

The Corporation shall not avoid or attempt to avoid making the adjustments contemplated in paragraphs 5.1 and 5.2 but shall provide assistance in good faith in taking all steps which may be reasonably necessary or appropriate to protect the Debentureholder’s rights. If the Corporation makes any other change which could adversely affect or change the rights relating to the Debenture, the Conversion Price and the number and nature of the Shares, other Securities or other property to be issued further to the exercise of the conversion right contemplated by section 4 shall be adjusted fairly under the circumstances.

5.4.

As soon as possible following the occurrence of an event described in paragraph 5.1, 5.2 or 5.3 (and not later than within five days following the occurrence of such an event), the Corporation shall deliver to the Debentureholder a certificate indicating the nature of the event and the amount of the adjustment and describing in detail the calculation used and the facts on which such calculation is based. The Debentureholder may ask the Corporation in writing to have such certificate and the amount of the adjustment indicated thereon reviewed, at the Corporation’s expense, by an independent firm of chartered accountants (which may be the Corporation’s auditors) hired by the Corporation and acceptable to the Debentureholder, and the determination of the amount of the adjustment by such firm, after it is sent to the Debentureholder and the Corporation, shall be final and binding upon the Corporation and the Debentureholder in the absence of a manifest error.

5.5.	The adjustments contemplated by this section 5 shall be cumulative and shall apply (without duplication) to successive events requiring an adjustment pursuant to this section 5.

6.	Change of Control

6.1.

If a Change of Control occurs, and upon written request by the Debentureholder to such effect accompanied by the Debenture sent within 30 days following the effective date of the Change of Control, the Corporation agrees to redeem the Debenture on (i) the seventh day following the date the Corporation receives the written request of the Debentureholder or (ii) the effective date of the Change of Control, whichever occurs later, for cash consideration payable in lawful money of Canada corresponding to 101% of the Principal Amount, plus any balance of Interest Payable accrued and unpaid as of such date (inclusively). On the date thereby determined, the Corporation shall pay (or cause to be paid) an amount equal to the consideration payable to the Debentureholder by bank transfer, according to the instructions provided by the Debentureholder. The Debentureholder may withdraw its redemption request at any time before the close of business on the business day preceding the date thereby determined, and the Corporation shall then give it the Debenture (or cause the Debenture to be given to it) at the address indicated in section 16 hereof.

6.2.

In the event of a Change of Control referred to in clauses i) and ii) of paragraph 2.1.4, the Debentureholder who exercises its conversion right pursuant to section 4 hereof at any time before or after the effective date of the Change of Control shall have the right to receive, notwithstanding paragraph 4.2 hereof, the number of Shares obtained by dividing the Principal Amount thereby converted by the lesser of i) the fair market value of such consideration per Share (as determined by the Corporation, with the Debentureholder’s approval), and ii) the Conversion Price.

7.	[Voluntarily Omitted]

Possibility of Osisko redeeming the Debenture

8.	Repayment of Debenture

8.1.

Subject to section 12 hereof, the Principal Amount shall only be payable to the Debentureholder by the Corporation on the Maturity Date. Upon presentation and delivery of the Debenture to the Corporation at the address indicated in section 16 hereof on or after the Maturity Date, the Corporation shall pay (or cause to be paid to) the Debentureholder by bank transfer, according to the instructions provided by the Debentureholder, an amount equal to the Principal Amount plus any balance of Interest Payable accrued and unpaid at the time.

8.2.	The Corporation may not redeem the Debenture or repay the Principal Amount in advance without the prior written consent of the Debentureholder, at its complete discretion.

9.	Ranking of Debenture

9.1.

The Debenture constitutes an unsecured debt of the Corporation, which agrees and undertakes in favour of the Debentureholder, with regard to it and its Subsidiaries, as long as the Debenture has not been fully converted into Shares or repaid, not to (i) directly or indirectly, without the prior written consent of the Debentureholder (at its complete discretion), take on any Indebtedness or issue any bond, debenture, promissory note or other debt security (other than Indebtedness secured by the Assets of the Corporation) other than as permitted in paragraph 7.2.3 of the Subscription Agreement, or (ii) create, agree to, assume, tolerate or allow a Charge to exist on or with respect to any of its present and future Assets, other than Permitted Charges.

10.	Corporation’s representations and warranties

10.1.

The representations made and warranties given by the Corporation in section 3 of the Subscription Agreement are incorporated herein by reference and reiterated as of the date of this Debenture. The Corporation acknowledges that the truthfulness and accuracy in all material respects of each of its representations and warranties constitute essential considerations for the Debentureholder, without which the Debentureholder would not have subscribed for this Debenture.

11.	Corporation’s undertakings

11.1.

The Corporation agrees and undertakes in favour of the Debentureholder that, as long as the Debenture has not been fully converted into Shares or repaid, it will fulfil the undertakings made and the obligations incumbent upon it under this Debenture and under section 7 of the Subscription Agreement.

12.	Defaults and enforcement

12.1.	The Corporation shall be considered to be in default upon the occurrence of any of the following events (each such event being referred to as a "Default"):

12.1.1.	the Corporation does not pay back the Principal Amount by the Maturity Date;

12.1.2.

the Corporation fails to pay the Interest Payable on the Principal Amount by the specified date and the outstanding Interest Payable, if any, and such Default is not remedied by the Corporation within five days of the receipt of written notice to this effect sent by the Debentureholder;

12.1.3.

the Corporation breaches any of its undertakings related to the ranking of the Debenture under section 9 hereof, and such Default is not remedied by the Corporation within ten days of the receipt of written notice to this effect sent by the Debentureholder;

12.1.4.

the Corporation breaches any other undertaking or obligation under the Debenture, the Subscription Agreement or any other document ancillary to the Debenture or the Subscription Agreement, and such Default is not remedied or in the process of being remedied by the Corporation to the satisfaction of the Debentureholder within 30 days of the receipt of written notice to this effect sent by the Debentureholder;

12.1.5.	the Corporation fails to comply with the terms of section 6 following a Change of Control;

12.1.6.	[Intentionally omitted] This paragraph referred to section 7 which was intentionally omitted;

12.1.7.

i) an order is rendered or resolution is adopted providing for the winding-up of the Corporation, ii) the Corporation or one of its Material Subsidiaries makes a proposal or an assignment of its property for the benefit of its creditors, or has recourse to the protection of the Bankruptcy and Insolvency Act (Canada) or any other Law relating to insolvency, iii) a petition in bankruptcy or a motion under the Companies' Creditors Arrangement Act (Canada) is presented against the Corporation or one of its Material Subsidiaries (unless such motions are contested in good faith by the Corporation or the Material Subsidiary, as the case may be, within ten days) or a trustee is appointed for it under the Bankruptcy and Insolvency Act (Canada) or any other Law relating to insolvency, iv) a seizure is made or a judgment is executed on all or any material part of the property of the Corporation or one of its Material Subsidiaries (unless the seizure is contested in good faith by the Corporation or the Material Subsidiary, as the case may be, within ten days), or v) the Corporation or one of its Material Subsidiaries is insolvent;

12.1.8.	a Material Adverse Change occurs;

12.1.9.

The Corporation i) fails to pay on time or on demand, in case of sums of money payable on demand, or by the due date, or during any grace period, an Indebtedness the amount of which exceeds $5,000,000 (or the equivalent in foreign currency) or ii) fails to comply with its undertakings or obligations under any contract or other document by which the Corporation is bound and dealing with an Indebtedness the amount of which exceeds $5,000,000 (or the equivalent in foreign currency) and, as a result, the holders or beneficiaries of such undertakings or obligations require or are entitled to require the acceleration of the term or payment of such Indebtedness;

12.1.10.	the Corporation is ordered by a final judgment not subject to appeal to pay one or more amounts exceeding $10,000,000 (or the equivalent in foreign currency); or

12.1.11.	the representations and warranties given by the Corporation under the Debenture and section 3 of the Subscription Agreement are inaccurate, false or misleading in a material manner.

12.2.

Upon the occurrence of a Default, the Corporation shall lose the benefit of the term and the Debentureholder may, by written notice to the Corporation, require the immediate payment of the Principal Amount and any other amount owed to the Debentureholder under the Debenture (including Interest Payable on the Principal Amount and on the outstanding Interest Payable) and the immediate repayment by the Corporation of all the reasonable expenses incurred by the Debentureholder to protect its claim and obtain payment thereof, and may also, at its option, and notwithstanding the rights it benefits from under the Debenture, assert its rights in any action, lawsuit, recourse or procedure authorized or permitted by the applicable Law, and may file its evidence and other documents necessary or desirable for ensuring the Debentureholder's claims are considered in any proceeding (winding-up or otherwise) relating to the Corporation.

13.	Assignability of the Debenture

13.1.

The rights and obligations of the Corporation hereunder are declared to be purely personal and, accordingly, cannot be assigned or transferred, and any such assignment shall be null and without effect and shall therefore render payable any outstanding balance of the amounts referred to herein.

13.2.

The rights of the Debentureholder hereunder are assignable in whole or in part to any Person without the Corporation's consent, on the understanding that the Debentureholder must comply, where applicable, with the terms of paragraph 13.1 of the Subscription Agreement.

14.	Successors

14.1.

The Corporation shall not complete the sale, transfer, conveyance, rental or any other disposition, whether directly or indirectly, and whether in a single transaction or series of related transactions, of all or nearly all of the Assets of the Corporation and of its Subsidiaries, taken as a whole, to any other Person (a "Successor") by means of a consolidation, combination or merger of the Corporation with another corporation or other Legal Person, or an arrangement to this effect to which the Corporation is a party or otherwise, unless the Debentureholder has exercised its right to request the redemption of the Debenture under paragraph 6.1 hereof or, in the opinion of the Debentureholder and its legal advisers, acting reasonably, all of the following conditions have been met:

14.1.1.

Before or concurrently with the completion of this transaction or series of transactions, the Corporation and the Successor take any action, provide any information and sign any document which is necessary or useful for establishing, following the completion of such transaction or series of transactions, that:

a)

the Successor shall have assumed all the undertakings and obligations of the Corporation under the Debenture, the Subscription Agreement and any other ancillary document to the Debenture or Subscription Agreement; and

b)

the Debenture, Subscription Agreement and any document ancillary to the Debenture or Subscription Agreement will constitute legal, valid and binding obligations of the Successor, which are enforceable against it in accordance with their respective terms and conditions.

Without limiting the generality of the foregoing, the Debentureholder may, at its discretion, require that amended and restated versions of the Debenture, Subscription Agreement and any other document ancillary to the Debenture or Subscription Agreement, with the necessary adjustments to take into account the identity of the Successor and the terms and conditions of the transaction or series of transactions, are concluded between the Debentureholder and the Successor concurrently with the completion of such transaction or series of transactions.

14.1.2.

Before or concurrently with the completion of this transaction or series of transactions, the Corporation and the Successor take any action, provide any information and sign any document that is necessary or useful for establishing that the completion of such transaction or series of transactions will not constitute a Material Adverse Change and will not give rise to a situation that constitutes or could constitute a Default.

14.2.

Without limiting the generality of paragraph 6.2 of the Subscription Agreement, the Corporation shall pay all the reasonable costs, including the lawyers' fees, incurred by the Debentureholder in connection with a transaction or series of transactions referred to in this section 14.

15.	Issuance of a replacement upon the loss of the Debenture

15.1.

In case of the deterioration or loss, destruction or theft of the Debenture, the Corporation shall, upon the written request of the Debentureholder attesting thereto, issue, sign and deliver a new debenture having the same date, Principal Amount and the same contents as the Debenture, in exchange and replacement thereof, within seven days following such request.

16.	Notice

16.1.	Any notice, demand or request that may or must be given hereunder shall be given in writing to the following addresses:

To the Debentureholder:

Ressources Québec inc.
600 de La Gauchetière Street West
Suite 1500
Montreal, Quebec, H3B 4L8

Attention: Marc Paquet, Vice-President, Legal Affairs E-mail: marc.paquet@invest-quebec.com with a copy to:

Fasken Martineau DuMoulin L.L.P.
800 Place Victoria, Stock Exchange Tower
Suite 3700, P.O. Box 242 Montreal, Quebec, H4Z 1E9

Attention: Jean Michel Lapierre

E-mail: jmlapierre@fasken.com

To the Corporation:

Osisko Gold Royalties Ltd
1100 Canadiens-de-Montréal Avenue Suite 300, P.O. Box 211 Montreal, Quebec, H3B 2S2

Attention: Bryan A. Coates E-mail: bcoates@osiskogr.com

with a copy to:

Lavery, de Billy, S.E.N.C.R.L./L.L.P.
1 Place Ville Marie
Suite 4000
Montreal, Quebec, H3B 4M4

Attention: René Branchaud

E-mail: rbranchaud@lavery.ca

or any other address in Quebec that a Party may indicate to the other Parties from time to time in accordance herewith.

16.2.

Each notice, demand or request must be delivered personally to the intended recipient or sent by e-mail to it/him or her. Where it is delivered personally or sent by e-mail during normal business hours on a business day, it shall be deemed to have been given and received on such day and, in all other cases, it shall be deemed to have been given and received on the next business day following the day on which it was delivered.

17.	Miscellaneous

17.1.

The payment obligations of the Corporation provided for in the Debenture are unconditional and irrevocable and must be settled in strict compliance with the terms and conditions of the Debenture in all circumstances without any right of setoff or mutual credit and independently of any right of action, defence or claim of any kind whatsoever that the Corporation may at any time have or have had against the Debentureholder in connection with the Debenture or otherwise.

17.2.

Except as provided in [intentionally omitted: reference to section 7 which was intentionally omitted], the Corporation expressly assumes all the risks of superior force, which implies that the Corporation shall have the obligation to perform each of its obligations under the Debenture on a timely basis, independently of the existence or occurrence of any event or circumstance constituting an event of superior force, in accordance with the meaning given to this expression in article 1693 of the Civil Code of Quebec.

17.3.

No recourse for purposes of asserting the rights of the Debentureholder shall be subject to any other recourse and the Debentureholder's recourses may be exercised independently or together. No delay or omission by the Debentureholder to exercise any of its recourses shall invalidate such recourse and shall not be construed as a waiver of a Default hereunder.

17.4.

In the event that a day on which or before which a measure must be taken hereunder falls on a Saturday, Sunday or holiday in Quebec, then such measure shall be taken on the next business day at the latest.

17.5.

Each of the provisions of this Debenture is independent and separate, and if any of the provisions hereof is illegal or invalid in a given jurisdiction, this shall not have the effect of invalidating the other provisions of this Debenture, nor invalidating such provisions in another jurisdiction.

17.6.

No provision hereof shall be construed as a stipulation for another nor as otherwise granting any benefit whatsoever to any Person, except in accordance with the conditions specifically stipulated herein, as the case may be.

17.7.

This Debenture is governed by the provisions of the Laws in force in Quebec except for the provisions thereof pertaining to conflict of Laws, and shall be construed accordingly. The Corporation and the Debentureholder irrevocably acknowledge the exclusive jurisdiction of the courts of Quebec (including the Supreme Court of Canada) to hear any Litigation related to this Debenture.

(signatures on the next page)

IN WITNESS WHEREOF, the Debenture was duly signed in Montreal by the Corporation on this 12th day of February, 2016.

OSISKO GOLD ROYALTIES LTD

Per:
Bryan A. Coates
President

Per:
Elif Lévesque
Vice President, Finance and Chief Financial Officer

SCHEDULE 1
PRINCIPAL AMOUNT

Date	Transaction	Principal Amount	Signatures
February 12, 2016	Issuance of the Debenture	$50,000,000

SCHEDULE 2
NOTICE OF CONVERSION

To:	Osisko Gold Royalties Ltd (the "Corporation")

This notice is delivered to you pursuant to the terms of the unsecured convertible debenture no. 2016-1 in the principal amount of $50,000,000 maturing on February 12, 2021 and issued by the Corporation on February 12, 2016 (the "Debenture"). Capitalized terms which are not defined in this notice shall have the meanings given to them in the Debenture.

The undersigned, registered debentureholder of the Debenture, irrevocably chooses to convert $ ______________ of the Principal Amount into Shares of the Corporation in accordance with the terms of the Debenture.

SIGNED this _____ day of _____________ 20 _____.

(Signature)

(Name of registered debentureholder)

(Name and title of representative)

SCHEDULE B
ROYALTIES OF OSISKO

3.7.1 a)	See the attached list of Royalties.

3.7.1 c)	Contracts under which Osisko has the option of acquiring additional Royalties:

1-

Under an Investment Agreement concluded on February 5, 2016 with Barkerville Gold Mines Ltd. ("BGM"), BGM and Osisko agreed to negotiate the conclusion of a production stream on the Cariboo deposit within 60 days of the filing of a feasibility study on the project. If the parties are unable to conclude a production stream within the specified time, BGM may, at its discretion, offer an additional 0.75% NSR royalty to Osisko for the amount of $12.5 million or, under certain conditions, pay Osisko the amount of $12.5 million.

2-

Under a Royalty Purchase Agreement concluded on September 10, 2015 with Ressources Nottaway Inc. (formerly 9196609 Canada Inc.), Osisko has first rights to participate in royalties or production streams, forward sales, gold loans or other instruments based on production from the Vezza property.

3-

Under an Investment Agreement concluded on August 25, 2015 with Oban Mining Corporation ("Oban"), and subject to Osisko holding at least 10% of Oban's issued and outstanding shares (on a non-diluted basis), Osisko has first rights to participate in royalties or production streams created by Oban. Furthermore, for a period of five years following the closing date of the transaction, Osisko has a one-time right, should Oban seek financing in debt or equity markets, to provide first financing to Oban for a total of $5 million in exchange for the granting by Oban of a 1% NSR royalty on such properties as are wholly owned by Oban following the closing of the transaction completed by Oban on August 25, 2015.

Provided that it holds at least 10% of the issued and outstanding shares of Oban (on a non- diluted basis), Osisko may also: (a) at its own expense, compel Oban to exercise any buy- back right held by Oban on any royalty or any production stream with a view to assigning such right which it buys back to Osisko and (b) compel Oban to sell to Osisko, based on commercially reasonable terms negotiated at arm's length, any production stream, royalty or similar right held by Oban on properties owned by third parties.

4-

Under an Investment Agreement concluded on June 24, 2015 with Unigold Inc. ("Unigold"), Osisko holds an option to purchase a 2% NSR royalty on the Neita property in consideration for the payment of $2 million within 90 days of the filing of a feasibility study on the project. Unigold shall then have the right to buy back 50% of that royalty for the amount of $1 million, which is exercisable up to 90 days following the start of commercial production.

Furthermore, subject to holding no less than 10% of the issued and outstanding shares of Unigold (on a non-diluted basis), Osisko has first rights to participate in royalties or production streams, forward sales, gold loans or other instruments based on the production from Unigold's properties.

5-

Pursuant to a letter agreement dated February 23, 2015 concluded between Agnico Eagle Mines Ltd., Yamana Gold Inc. and Osisko, Osisko holds, on an equal basis with Abitibi Royalties Inc., first rights to participate in royalties or production streams, forward sales, gold loans or other instruments based on the production from the Malartic CHL Prospect property.

B-2

6-

Pursuant to the terms of the Governance and Financing Agreement dated December 15, 2014, Osisko granted Highland Copper Company Inc. ("Highland") a loan of $10 million, secured against all the assets of Highland (the "Secured Loan"), until the earlier of such time as Highland completes its acquisition of the White Pine North project or December 31, 2015. Once the acquisition of the White Pine North project has been completed by Highland, the Secured Loan will be assigned to Highland in exchange for a 3% sliding- scale NSR royalty on all metals from the White Pine North project (the "White Pine North Royalty"). The White Pine North Royalty has a base rate 3% NSR and increases by 0.01% NSR for every $0.01 increase in the copper price above $3.00 per pound.

Furthermore, Osisko has acquired an option to purchase a 100% NSR royalty on the silver production (Ag) from the White Pine North and Copperwood projects (the "Silver Royalty") for a future cash consideration of US$26 million if Osisko exercises its exclusive option to purchase the Silver Royalty. At its sole discretion, the Corporation may elect to purchase the Silver Royalty within 60 days following the delivery by Highland of a feasibility study on the Michigan projects.

3.7.1 d)	See the attached list of Royalties.

3.7.1 e)	See the attached list of Royalties.

3.7.1 f)	See the attached list of Royalties.

3.7.1 k) i)

Osisko holds information to the effect that certain Mineral Titles affected by the Royalty on the Éléonore Mine are not exclusively owned by the Operator of the Éléonore Mine. However, pursuant to section 14.2 of a joint venture agreement between Eastmain Resources Inc., Les Mines Opinaca Ltée and Azimut Exploration Inc. dated January 17, 2008, the parties to the agreement acknowledge that the property which is included in the agreement between them is subject to the royalty in favour of Osisko Exploration James Bay Inc. (formerly Virginia Mines Inc.). Osisko further understands that the current production of the Éléonore Mine stems from mining lease 1009 which is 100% owned by the Operator of the mine.

Asset Name		Description	Operator	Location	Buyback Rights	ROFR	Other Encumbrances

Key Royalties	Status

Canadian Malartic	Production	5% NSR royatly on all metals	CM Partnership	Canada, Québec	n/a	n/a	n/a

Éleonore	Production	2-3.5% NSR royatly (Gold) 2% NSR	Goldcorp	Canada, Québec	n/a	Yes (Goldcorp)	n/a
on all other metals

Small Producing Royalties

Island GoldMine	Production	• 3% NSR on all metals from Kremzar	Richmont Mines	Canada, Ontario	n/a	n/a	• Kremzar 3% NSR is payable with
• Kremzar		• 2% NSR on all metals from Goudreau					respect to precious and base
• Goudreau		• 3% NSR on all metals from Lochalsh					metals until such time as a 4%
• Lochalsh							NSR becomes payable to Algoma
pursuant to the Algoma Royalty
Agreement

Vezza	Production	5% NSR royalty on all metals 40% NPI	Nottaway	Canada, Québec	n/a	n/a	n/a
Resources

Hewfran	Production	2% NSR on all metals	Metanor Resources	Canada, Québec	1% NSR for $1M	n/a	n/a

Holloway Holt	Production	10$/oz production from the property	St-Andrew	Canada, Ontario	n/a	n/a	n/a
Goldfields

Asset Name		Description	Operator	Location	Buyback Rights	ROFR	Other Encumbrances
Exploration & Development Royalties

Malartic CHL	Exploration	3% NSR royalty on all metals	CM Partnership	Canada, Québec	n/a	OR and RZZ have ROFR	n/a
on all new royalties and
streams

Lamaque-Rocdor	Development	2% NSR royatly on all metals	Integra GoldCorp.	Canada, Québec	1% for $2M	n/a	n/a

Cariboo GoldProject	Exploration	1.5% NSR royatly on all metals	Barkerville Gold	Canada, British	n/a	n/a	n/a
			Mines	Columbia

Upper Beaver / Kirkland Lake	Development	2% NSR royatly on all metals	CM Partnership	Canada, Ontario	n/a	n/a	n/a

Pandora	Exploration	2% NSR royatly on all metals	CM Partnership	Canada, Québec	n/a	n/a	n/a

Windfall	Development	0.5% NSRroyalty	Oban Mining	Canada, Québec	n/a	n/a	n/a
Corporation

Hammond Reef	Care andMaintenance	2% NSR royatly on all metals	CM Partnership	Canada, Ontario	n/a	n/a	n/a

Yukon Properties (Watson	Exploration	2% NSR royatly on all metals	CM Partnership	Canada, Yukon	n/a	n/a	n/a
Lake)

White Pine North	Exploration	2% NSR on all metals upon conversion of	Highland Copper	United States,	n/a	n/a	n/a
		$10M		Michigan

Sleitat and Coal Creek	Exploration	1.75% NSR on all metals	Strongbow	United States,	n/a	n/a	n/a
			Exploration	Alaska

Marban, Nolartic and First	Exploration	• 2% NSR royalty on Norlartic	NioGold Mining	Canada, Québec	Osisko holds the right n/a		$5M payment to royalty holder upon
Canadian		• 1% NSR royalty on First Canadian			to repurchase these		productiondecision
		• 1% NSR royalty on Marban			royalties

Yellowknife City Gold Project	Exploration	Royalty Option	Terra-X	Canada, NWT	n/a	n/a	n/a

Neta	Exploration	Royalty Option	Unigold	Dominican Republic	1% NSR for $1M	n/a	n/a

Total	16

Asset Name		Description	Operator	Location	Buyback Rights	ROFR	Other Encumbrances

Other Royalties Acquired from Teck

Adel, HardrockEast	Exploration	2% NSR royalty on all metals	Goldstream	Canada, Ontario	1% NSR for $1M	n/a	Osisko has a 60% earn-back right
Minerals

Annamaque Faraday	Exploration	2% NSR royalty on all metals	Alexandria Minerals	Canada, Québec	1% NSR for $800k	n/a	n/a

Val d'Or	Exploration	2.5% NSR royalty on all metals	Alexandria Minerals	Canada, Québec	1% NSR for $1M,	n/a	n/a
adjusted for inflation
after 2007

Valdora	Exploration	2% NSR royalty on all metals	Alexandria Minerals	Canada, Québec	1% NSR for $200k	n/a	n/a

Sabourin Creek (Akasaba)	Exploration	2.5% NSR royalty on all metals	Agnico Eagle	Canada, Québec	1% NSR for $1M,	n/a	n/a
adjusted for inflation
after 2007

Aurbel	Exploration	2.5% NSR royalty on all metals	QMX Gold	Canada, Québec	n/a	n/a	Osisko has a royalty receivable (67% of
royalty receivable as per agreement with
Teck)

Bargold	Exploration	1.5% NSR royalty on all metals	Abcourt Mines	Canada, Québec	n/a	n/a	n/a

Jonpol-Amos & Paramount	Exploration	2.5% NSR royalty on all metals	Abcourt Mines	Canada, Québec	JPA: 1% NSR for	n/a	Osisko has a 51% back-in right on JPA and
					$600k		Paramount
Par. : 1% NSR for

Bonfortel	Exploration	2% NSR royalty on all metals	Yorbeau	Canada, Québec	1% NSR for $1M	n/a	Osisko has a 51% back-in right

Turgeon	Exploration	2% NSR royalty on all metals	Yorbeau	Canada, Québec	1% NSR for $1M	n/a	n/a

Destor	Exploration	2.5% NSR royalty on all metals	Explor Resources	Canada, Québec	1% NSR for $1M,	n/a	n/a
adjusted for inflation
after 2008

Eastbay Duparquet	Exploration	1% NSR royalty on all metals	Explor Resources	Canada, Québec	0.5% NSR for $0.5M	n/a	n/a

Gaffney	Exploration	2% NSR on all metals	Manitou Gold	Canada, Ontario	n/a	n/a	n/a

Gaffney Extension	Exploration	0.125% NSR on all metals	Manitou Gold	Canada, Ontario	Osisko has a right to	n/a	n/a
purchase an additional
1.25%for
$1.25M on (Bjorkman
Option Claims)

Holloway McDermott	Exploration	15% NPI	St-Andrew	Canada, Ontario	n/a	n/a	n/a
Goldfields

Jubilee	Exploration	2% NSR on all metals	Merrex Gold	Canada, Nova	1% NSR for $1M	n/a	Osisko has a 50% back-in right
Scotia

Asset Name		Description	Operator	Location	Buyback Rights	ROFR	Other Encumbrances
Leitch	Exploration	2% NSR on all metals	Premier Gold Mines	Canada, Ontario	1% NSR for $1M	n/a	n/a

PipestoneClavos	Exploration	2% NSR on all metals	Sage Gold	Canada, Ontario	n/a	n/a	n/a

Renault Bay	Exploration	2% NSR on all metals	Vantex Resources	Canada, Québec	n/a	n/a	Osisko has a ROFR upon sale of
the property

Savard/Emerald Lake	Exploration	1.5% NSR on all metals	Northern Nickel	Canada, Ontario	n/a	n/a	n/a

Teck Hughes	Exploration	1% NSR on all metals	Kirkland LakeGold	Canada, Ontario	n/a	n/a	n/a

Valco	Exploration	2% NSR on all metals	Oban Mining	Canada, Québec	1% NSR for $750k	n/a	Potentially exists another 1% NSR on
			Corporation				property which would be deductible
against Osisko's NSR

Fenn-Gibb	Exploration	1.5% NSR on all metals	Lake Shore Gold	Canada, Ontario	n/a	n/a	n/a
(Subject to closing)

Garrcon	Exploration	1.5%/2% NSR on all metals	Oban Mining	Canada, Ontario	n/a	n/a	n/a
(Subject to closing)

Stratmat	Exploration	25% NPI	Trevali Mining	Canada, New	n/a	n/a	n/a
		(Subject to closing)		Brunswick

Total	25

Asset Name		Description	Operator	Location	Buyback Rights	ROFR	Other Encumbrances
Other Royalties Acquired from Virginia

Apple (Uranium)	Exploration	2% NSR on all metals	Strateco	Canada, Québec	1% for $1M	n/a	n/a

Clearwater (1 claim)	Exploration	2% NSR royalty on 1 claim	Eastmain	Canada, Québec	0.5% for $500k	n/a	n/a
Resources

Dieppe (Gold)	Exploration	Resource Payment	Agnico Eagle	Canada, Québec	n/a	n/a	n/a

Duncan (Iron)	Exploration	Production royalty (iron)	Augyva Mining	Canada, Québec	0.20/t for $4M +	n/a	n/a
		2% NSR royalty on all other metals	Resources		Additional 0.08/t for
another $4M (iron)
1% NSR for $5M
(other metals)

Eastmain (Gold)	Exploration	1.15% NSRroyalty	CBAY Minerals	Canada, Québec	n/a	n/a	n/a

Eastmain West	Exploration	1.4% NSR	Azimut	Canada, Québec	n/a	n/a	n/a

Lac Clark	Exploration	1% Gross Metal Royalty	Chibougamau	Canada, Québec	n/a	n/a	n/a
Independant Mines
Inc.

Lac Dufault (Base Metals)	Exploration	2% NSRroyalty	Nyrstar SA	Canada, Québec	1% for $1M	n/a	n/a

Preissac	Exploration	2% NSRroyalty	Donner Metals	Canada, Québec	n/a	n/a	n/a

Sagar (Uranium, Gold)	Exploration	1.5% NSRroyalty	Energizer	Canada, Québec	n/a	n/a	Osisko has a 51% back-in right in
			Resources				any gold discovery with a 43-101
indicated resource of no less than
500,000 ounces by issuing a cash
payment or a share certificate
equivalent to an amount equal to
2.5 times the expenditures incurred
by Energizer Resources at such
date.

Stabell (Gold)	Exploration	3% NSRroyalty	Alexandria Minerals	Canada, Québec	1% for $1M	n/a	n/a
Inc.

Tantale Erlandson (Rare	Exploration	1% NSRroyalty	Commerce	Canada, Québec	n/a	n/a	n/a
Earth)			Resources

Total	9

SCHEDULE C
MINERAL TITLES OF OSISKO

See the attached list of Mineral Titles.

Mines Coulon Inc. holds its Mineral Titles in its own name. [Intentionally omitted: share ownership of Mines Coulon Inc.]

PROJECT	NB CLAIM	HOLDER	RESOURCES	ROYALTY	COMMENTS
Coulon (Mines Coulon)	447	Osisko (77.56%)	Indicated & Inferred
Anatacau	207	Osisko 100%		2% to IAMGOLD
Ashuanipi	526	Osisko 100%
Assini	183	Osisko 100%		Spodumene mineral rights to Lithium one (4 claims)
Assinica	82	Osisko 100%
Auclair	134	Osisko 100%
Baie Payne	283	Osisko 100%			Category II
Black Dog	23	Osisko 100%		1.5% NSR to Ressources Vantex
Cadillac	3	Osisko 100%
Chûte des passes	16	Osisko 50% - Soquem 50%
Corvet East	127	Osisko 50% - Goldcorp 50%
Eastmain East	54	Osisko 100%			of which 5 are pending
Eastmain North	152	Osisko 100%
Éléonore regional	631	Osisko 100%
Escale	129	Osisko 100%		0.5% to Sirior
FCI	163	Osisko 100%
Fosse Au	232	Osisko 100%
Fosse Pt-Pd	20	Osisko 100%
Gaber	17	Osisko 100%			of which 4 are pending
Génératif Grenville	80	Osisko 50% - Soquem 50%			Suspended
Kan	557	Osisko 50% - Altius 50%		2% to Ressources Tectonic (209 claims)	Transfer pending (Osisko 100%)
La Grande Est	231	Osisko 100% (21 CDC - Osisko 50% - Matamec 50%)		1% to Orezone (49 claims)
La Grande Nord	12	Osisko 100%
La Grande Sud	184	Osisko 100%	Historical	1% to Orezone
Lac Fagnant	45	Osisko 100%		2% to Mackenzie Watson	of which 11 are pending
Lac Gayot	457	Osisko 100%		1% NSR to BHP
Lac Ménarik	83	Osisko 100%
Lac Pau	710	Osisko 100%
Lac Shy	22	Osisko 100%
Laguiche	2	Osisko 100%
Manouane	9	Osisko 100%
Nichicun	298	Osisko 100%
Noëlla	183	Osisko 100%
Opinaca	165	Osisko 100%
Pontax	12	Osisko 100%
Poste Lemoyne Extension	524	Osisko 100%	Measured & Inferred	1% NSR to Globestar Mining
Sakami Extension	18	Osisko 100%
Trieste	331	Osisko 100%
Troïlus	9	Osisko 100%
Wabamisk	745	Osisko 100%		1.5% to Inco (38 claims) and 1.5% NSR (0.75% to Soquem and 0.75% to Ressources d'Arianne on 31 different claims out of Inco's 38 claims)
24 J/03	9	Osisko 50% - Nunavik 50%
32 D/09	2	Osisko 45% - Glencore 55%
Total	8117
.

SCHEDULE D
MATERIAL CONTRACTS OF OSISKO

The Corporation or its Subsidiaries are parties to the following Material Contracts:

1-	Net Smelter Return Royalty Agreement amended and restated on June 16, 2014 between the Corporation and Canadian Malartic GP.

2-

Royalty Agreement dated March 31, 2006, as amended on May 12, 2014, between Goldcorp Inc., Virginia Gold Mines Inc. (now Les Mines Opinaca Ltée, a wholly-owned subsidiary of Goldcorp Inc.) and Virginia Mines Inc. (now Osisko Exploration).

3-	Arrangement agreement between Osisko and Virginia Mines Inc. (now Osisko Exploration) dated November 16, 2014.

4-	Revolving credit facility agreement dated November 21, 2014, as amended under the first amendment agreement dated December 23, 2015.

5-	Underwriting agreement dated February 18, 2015 between the underwriters and Osisko relating to the placement of special warrants.

6-	Royalty purchase agreement concluded between Osisko and Barkerville Gold Mines Ltd. on February 5, 2016.

7-	Underwriting agreement dated February 11, 2016 between the underwriters and Osisko relating to the offering of units.

SCHEDULE E
[INTENTIONALLY OMITTED]

Subsidiaries of Osisko

SCHEDULE F
[INTENTIONALLY OMITTED]

Main investments of Osisko

SCHEDULE G
GUARANTEE FORM

Document attached.

GUARANTEE AGREEMENT

between

THE VARIOUS GUARANTORS NAMED FROM
TIME TO TIME HEREUNDER
as guarantors

and

RESSOURCES QUÉBEC INC.
as investor

and

OSISKO GOLD ROYALTIES LTD
as issuer

dated February 12, 2016

GUARANTEE AGREEMENT concluded in Montreal, province of Quebec, on February 12, 2016.

BETWEEN:	THE VARIOUS GUARANTORS NAMED IN SCHEDULE "A" HERETO, as
Guarantors

AND:	RESSOURCES QUÉBEC INC., as investor

AND:	OSISKO GOLD ROYALTIES LTD, as issuer

WHEREAS a subscription agreement dated February 12, 2016 was entered into between Ressources Québec Inc. ("RQ") and Osisko Gold Royalties Ltd (the "Corporation") (as such agreement may be amended, supplemented or restated from time to time, the "Subscription Agreement");

WHEREAS an unsecured convertible debenture in the amount of $50,000,000 was issued by the Corporation to RQ on February 12, 2016 (as such debenture may be amended, supplemented or restated from time to time, the "Debenture" and collectively with the Subscription Agreement, the "Documents");

WHEREAS, pursuant to the terms of the Subscription Agreement, the Corporation undertook to ensure that the Guarantors would sign and deliver a guarantee agreement to RQ in the form hereof;

NOW THEREFORE, in consideration for the fact that RQ agreed to invest funds for purposes of financing the working capital of the Corporation, under the Subscription Agreement, and for other sufficient valuable consideration, the receipt of which is hereby acknowledged, the contracting parties hereby agree as follows:

SECTION 1
INTERPRETATION

1.1      Incorporation herein of the definitions contained in the Subscription Agreement..The capitalized words and expressions used in this Agreement or in any deed, document or supplementary or ancillary agreement hereto, unless they are otherwise defined herein or are incompatible with the subject matter or context, shall have the meanings given to them from time to time and at any time in the Subscription Agreement.

1.2      General interpretation..Unless otherwise stipulated, words herein indicating the singular shall include the plural and vice versa, and words indicating the masculine gender shall include the feminine gender and vice versa, and any reference to dollars means the $Can.

1.3      Division into sections etc.. The division of this Agreement into sections, paragraphs, subparagraphs, clauses and sub-clauses and the insertion of headings herein are solely for ease of reference and shall have no effect on the meaning or interpretation of this Agreement.

1.4      Recitals. The recitals to this Agreement form an integral part hereof as if they were recited herein at length.

1.5      Governing law.. This Agreement and its interpretation and application are governed by the laws of the Province of Quebec and the federal laws of Canada applicable in the Province of Quebec.

SECTION 2
GUARANTEE

2.1      Guarantee.. The Guarantors solidarily and irrevocably guarantee the performance by the Corporation, in favour of RQ, of all of the present and future, direct and indirect, absolute or contingent, undertakings and obligations currently or hereafter owed to RQ by the Corporation under the Documents and any ancillary document thereto, including, without limitation, the obligation to pay back the principal amount, plus interest, costs and disbursements in accordance with the conditions provided for in the Debenture (hereinafter collectively referred to as the "Guaranteed Obligations"), which each of the Guarantors expressly undertakes to perform and pay to RQ, upon the presentation of any demand by RQ.

GUARANTEE AGREEMENT – PAGE 2

2.2      Maintaining of guarantee in the event of a change to the Corporation.. The guarantee described in this section 2 shall not be affected by a change in the name of the Corporation, the acquisition of the business of the Corporation by any person, any changes in the objects, capital structure or articles of incorporation of the Corporation, nor by a merger of the Corporation or of its business with another business or corporation. On the contrary, this guarantee shall continue to apply as if such event had never occurred.

2.3      Continuing guarantee.. The guarantee described in this section 2 constitutes a continuing guarantee and shall remain fully in effect until the earlier of the following dates: (y) the full and final payment of the Guaranteed Obligations, and (z) the fiftieth (50th) anniversary of the signature hereof.

2.4      Nature of the Guarantor's obligations.. The Guarantors' obligations under this section 2 are solidary, absolute and unconditional, current and continuing, and general and irrevocable and apply to the Guarantors as principal debtors and not just as guarantors.

2.5      RQ may grant extensions.. RQ may, without thereby wholly or partially releasing a Guarantor under the guarantee described in this section 2, grant additional time, renewals, extensions, remissions and releases, accept compromises and otherwise conclude settlements with the Corporation and others, including guarantors and dispose of the guarantees.

2.6      Waiver of the benefit of discussion, division and setoff.. RQ shall not be required to exhaust its remedies against the Corporation or against others, nor to discuss any of the guarantees that they hold before being entitled to payment by any of the Guarantors of the Guaranteed Obligations, and it shall not be required to offer or deliver their guarantees before having been paid in full. Each of the Guarantors waives the benefit of discussion and division. Each of the Guarantors agrees and expressly undertakes to pay the Guaranteed Obligations when demanded by RQ, without any deduction of any amount whatsoever which may be owed by RQ to the Corporation. Each of the Guarantors agrees and undertakes not to effect a setoff of any amount which RQ owes to the Corporation.

2.7      Allocation of amounts received toward the reduction of the Guaranteed Obligations.. Notwithstanding the terms of article 1572 of the Civil Code of Quebec as well as any other legal rule on the allocation of payments, any sums of money received by RQ from any of the Guarantors pursuant to the terms of this section 2 shall be allocated toward the repayment of the Guaranteed Obligations in such manner as RQ deems preferable. RQ may be collocated upon the assets of the Guarantors in the event of insolvency or winding-up, and in respect of the total amount of the said Guaranteed Obligations. No Guarantor may be subrogated into the rights of RQ until such time as RQ has received the full amount of its claim against the Corporation relating to the Guaranteed Obligations.

SECTION 3
JOINDER MECHANISM

3.1      Additional Guarantors.. If, under subparagraph 7.1.13 of the Subscription Agreement, a Material Subsidiary who is not already a Guarantor is required to guarantee the Obligations, it may intervene in this Agreement as a Guarantor (an "Additional Guarantor") provided that:

3.1.1

an addendum in the form and substance of Schedule "B" hereto has been signed by the Additional Guarantor and RQ, and a copy has been delivered to the Additional Guarantor, RQ and the Corporation. The Corporation hereby agrees not to unreasonably delay or prevent the signature of the said addendum; and

GUARANTEE AGREEMENT – PAGE 3

3.1.2	the Additional Guarantor has provided RQ with any other document that it may reasonably require.

3.2      Effective date. As of the date of the addendum referred to in subparagraph 3.1.1 above, the Additional Guarantor shall become a Guarantor and shall have all the rights and obligations of a Guarantor under this Agreement. The Additional Guarantor shall be bound by the provisions of this Agreement to the same extent as if it had initially been a party thereto, and no consent or additional action shall be required by the Corporation or RQ for such purposes.

SECTION 4
GENERAL

4.1      Notice. Any notice between the parties hereto is deemed to have been duly given to the party to whom such notice is given when it is delivered to such party (by mail, e-mail or personal delivery) to their address and attention indicated under their signature or to such other address that the parties may subsequently communicate to each other in writing.

4.2      Assignment by the Guarantors. The rights and obligations of each of the Guarantors hereunder are declared to be purely personal and cannot therefore be assigned or transferred, any such assignment being null and void from the point of view of RQ.

4.3      Cumulative rights.. The rights and recourses of RQ under this Agreement are cumulative and non-exclusive of any rights that they may otherwise have, and no omission or delay by RQ in exercising any right shall constitute a waiver thereof, nor shall any partial or single exercise of any right prohibit the subsequent exercise thereof nor the exercise of any other right.

4.4      Acknowledgment. Each of the Guarantors hereby acknowledges having received a signed copy of, and having reviewed, this Agreement and the Documents and is familiar with all of their provisions.

4.5      Whole agreement.This Agreement represents the whole agreement between the parties hereto and, as of the date hereof, contains all the undertakings and agreements by each of the Guarantors in favour of RQ concerning the subjects dealt with in the Agreement and supersedes any other verbal or written agreement in this respect.

4.6      Expenses. Each of the Guarantors agrees to pay all the costs and expenses including, without restriction, the reasonable legal fees, incurred by RQ in collecting or enforcing the obligations of any of the Guarantors hereunder.

4.7      Setoff. In addition to all the other rights currently or subsequently conferred by Law, and without limiting any of such rights, RQ is hereby authorized by each of the Guarantors, upon the occurrence of a default under any of the Documents, at any time, without notice to the Guarantors or any other person, which notice is hereby expressly waived, to set off, allocate or distribute any deposit (whether a general or special deposit, term deposit or demand deposit) and any other debt held or owed at any time by RQ to any of the Guarantors or to their credit or account, against or to any debt or obligation owed by the Guarantors to RQ under the Documents, including, without restriction, claims of any kind or description arising from or relating to this Agreement, whether or not RQ has made a demand hereunder or has declared the Debenture as being payable, and even if the said obligation and debt or any of them is contingent or unmatured. For purposes of the application of this paragraph, each of the Guarantors and RQ agree that the benefit of the term applicable to any deposit, credit, debt, claim or obligation contemplated in this paragraph shall be forfeited immediately prior to the time at which RQ exercises its right conferred by this paragraph in respect of the said deposit, credit, debt, claim or obligation. Furthermore, in exercising its rights under this paragraph, where any debt of RQ to any of the Guarantors is not outstanding in the same currency as the debt of a Guarantor to RQ, RQ may then make any conversions of currency in respect of any such debts that it considers appropriate in accordance with its current practices using its own exchange rate in effect on the business day preceding that on which it exercised its rights under this paragraph. RQ shall notify the relevant Guarantor within a reasonable time after exercising its rights under this paragraph.

GUARANTEE AGREEMENT – PAGE 4

[REMAINDER OF THE PAGE INTENTIONALLY LEFT BLANK]

GUARANTEE AGREEMENT – SIGNATURE PAGE

IN WITNESS WHEREOF, the parties hereto have signed this Agreement on the date and at the place first mentioned above.

OSISKO EXPLORATION JAMES BAY INC.
as Guarantor

Per:

Per:

Address:	1100 Canadiens-de-Montréal Avenue,
Suite 300, P.O. Box 211
Montreal, Quebec, H3B 2S2

Attention:	Bryan A. Coates
E-mail:	bcoates@osiskogr.com

GUARANTEE AGREEMENT – SIGNATURE PAGE

RESSOURCES QUÉBEC INC.
as investor

Per:
Denis Williams
General Manager

Address:	600 de La Gauchetière Street West,
Suite 1500
Montreal, Quebec, H3B 4L8

Attention:	Marc Paquet, Vice-President, Legal Affairs

E-mail:	marc.paquet@invest-quebec.com

GUARANTEE AGREEMENT – SIGNATURE PAGE

OSISKO GOLD ROYALTIES LTD
as issuer

Per:

Per:

Address:	1100 Canadiens-de-Montréal Avenue,
Suite 300, P.O. Box 211
Montreal, Quebec, H3B 2S2

Attention:	Bryan A. Coates

E-mail:	bcoates@osiskogr.com

GUARANTEE AGREEMENT – SCHEDULE "A"

SCHEDULE "A"
THE GUARANTORS

1.	Osisko Exploration James Bay Inc.

CONVENTION DE CAUTIONNEMENT – ANNEXE « B »

SCHEDULE "B"
ADDENDUM TO THE GUARANTEE AGREEMENT

RESSOURCES QUÉBEC INC.
as investor
600 de La Gauchetière Street West, suite 1500
Montreal, Quebec, H3B 4L8

Reference is made to the guarantee agreement entered into on February 12, 2016 between Ressources Québec Inc., as investor, Osisko Gold Royalties Ltd, as issuer and Osisko Exploration James Bay Inc., as Guarantor (as such agreement may be amended, supplemented or restated from time to time, the "Guarantee Agreement").

The capitalized expressions and words used herein shall, unless they are otherwise defined herein or are incompatible with the subject matter or context, have the meanings that are given to them, whether directly or by reference, from time to time and at any time, in the Guarantee Agreement.

In accordance with the terms of paragraph 3.1 of the Guarantee Agreement, we are hereby advising you that [ • ] wishes to become a party to the Guarantee Agreement as a Guarantor, which shall take effect as of [ • ].

The undersigned acknowledges, represents and confirms that beginning on [ • ], [ • ] shall be a Guarantor for all purposes of the Guarantee Agreement, shall have all the rights and obligations of any other Guarantor under the Guarantee Agreement, shall be entitled to the benefits thereunder, and shall be bound by the provisions thereof to the same extent as if it had initially been a party thereto.

Furthermore, [ • ] acknowledges, represents and confirms that it has reviewed (i) the Guarantee Agreement, and acknowledges, represents and confirms being bound by its terms and conditions to the same extent as if it had initially been a party thereto, and (ii) the other Documents, and [ • ] accepts the terms and conditions of each of such documents and agreements.

We ask you to confirm your acceptance of this addendum to the Guarantee Agreement by signing below.

[ • ]

Per:

CONVENTION DE CAUTIONNEMENT – ANNEXE « B »

ACCEPTANCE

We rely on the representations and warranties set forth above by [ • ] and, on this basis, we accept this addendum to the Guarantee Agreement and that, beginning on [ • ], [ • ] shall be a Guarantor for all the purposes of the Guarantee Agreement to the same extent as if it/he had initially been a party thereto.

RESSOURCES QUÉBEC INC. as investor

Per: